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IDS Life Flexible Payment Market Value Annuity
Prospectus, May 1, 1998

This prospectus describes interests in a flexible premium group market value annuity contract and individual market value annuity contracts offered by IDS Life Insurance Company (IDS Life) to the general public for non-tax qualified and tax qualified purchases. Participation in a group contract will be accounted for separately by the issuance of a certificate showing the owner's interest under the group contract. Participation in an individual contract is shown by the issuance of an individual annuity contract. The certificate and the individual contract are both referred to as the "contract."

IDS Life may offer this contract to fund retirement programs that qualify under the following sections of the Internal Revenue Code of 1986, as amended (the
Code): (1) plans qualified under Section 401 of the Code (including 401(k)); (2) Tax-Sheltered Annuity (TSA) plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code; (3) individual retirement annuities (IRAs), SIMPLE IRAs and Simplified Employee Pension (SEP) Plans eligible under Section 408 of the Code; and (4) deferred compensation plans eligible under Section 457 of the Code.

A minimum purchase payment of at least $5,000 must accompany the application for a contract. Additional purchase payments of at least $2,000 are permitted under a contract. The contract accumulation value will be guaranteed by the general assets of IDS Life. IDS Life generally intends to invest funds received in relation to contracts in a variety of debt instruments having price durations which tend to match the applicable guarantee periods under the contract.

IDS Life Account MGA
Group and Individual Flexible Premium
Market Value Annuity Contracts

Sold by:
IDS Life Insurance Company
IDS Tower 10
Minneapolis, MN 55440-0010
Telephone: 800-437-0602

These securities may be subject to a substantial surrender charge and/or market value adjustment if not held to the end of the guarantee period that could result in receipt of less than the original purchase payment.

Guaranteed interest rates that apply to future guarantee periods will be declared by IDS Life based on various factors. These interest rates may be higher or lower than the rates previously guaranteed.

The minimum guaranteed rate is 3%.
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These securities have not been approved or disapproved by the Securities and
Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

IDS Life is not a bank or financial institution, and the securities it offers are not deposits or obligations of, backed or guaranteed or endorsed by any bank or financial institution nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. Investments in this annuity involve investment risk including the possible loss of principal.
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Table of contents                                                   Page

The Flexible Payment Market Value Annuity in brief......................

Key terms...............................................................

Description of contracts................................................
General.................................................................
Application and purchase payment........................................
Right to cancel.........................................................
Guarantee periods.......................................................
Surrenders, free withdrawals and systematic withdrawals.................
Surrender charge........................................................
Transfers...............................................................
Market value adjustment.................................................
Premium taxes...........................................................
Death benefit prior to settlement.......................................
Death benefit after settlement..........................................
Statement...............................................................
Electing the settlement date and annuity payment plan...................

Amendment, distribution and assignment of contracts.....................
Amendment of contracts..................................................
Distribution of contracts...............................................
Assignment of contracts.................................................

Federal tax considerations..............................................

The Company.............................................................
Business................................................................
Investments by IDS Life.................................................
Selected financial data.................................................
Management's discussion and analysis of consolidated
financial condition and results of operations...........................

Directors and executive officers........................................
Executive compensation..................................................
Security ownership of management........................................

Legal proceedings and opinion...........................................

Experts.................................................................

Appendix A - Total surrender illustration...............................

Appendix B - Market value adjustment illustration.......................

IDS Life financial information..........................................


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The Flexible Payment Market Value Annuity in brief

Contracts: IDS Life is offering group and individual flexible premium market value annuity contracts to the general public for non-tax qualified and tax qualified purchases. IDS Life is a wholly owned subsidiary of American Express Financial Corporation, which itself is a wholly owned subsidiary of American Express Company. As described in this prospectus, each subaccount of the contracts has a guaranteed rate of interest that is credited to the purchase payment when it is held to the end of the subaccount guarantee period. Surrenders or transfers before the end of a subaccount guarantee period are subject to a market value adjustment and a surrender charge (if applicable). Surrenders or transfers are available without market value adjustment on the last day of each subaccount guarantee period and during the first ten days of each new subaccount guarantee period. A free withdrawal amount is available under each subaccount.

Guarantee periods: When an initial purchase payment is made under an application, or when additional purchase payments or transfers are made, the owner allocates the payment or transfer to one or more subaccounts then offered by IDS Life. A subaccount is established for each combination of guarantee period and guarantee rate to which the owner allocates a purchase payment or transfer. The purchase payment or transfer allocated to each subaccount earns interest at the applicable rate for that subaccount guarantee period as established by IDS Life. Since interest is credited on a daily basis, the interest credited also earns interest at the applicable rate established for the guarantee period. The guarantee rate established by IDS Life will always be at least 3%. (p.)

When a subaccount guarantee period ends, a new guarantee period will begin. IDS Life will transfer the subaccount accumulation value without market value adjustment to a new subaccount. The new subaccount guarantee period will be for one year unless the owner elects a different period from those IDS Life then offers. The new guarantee period may never extend beyond the settlement date. (p.)

Surrenders, free withdrawals and systematic withdrawals: Each contract year, the owner may surrender or transfer free withdrawal amounts. These free withdrawal amounts are not subject to either a surrender charge or a market value adjustment. However, they are subject to federal income tax and may be subject to a federal penalty tax and, under certain tax qualified contracts, to 20% income tax withholding. Free withdrawal amounts are calculated separately for each subaccount. From the time a subaccount is established by payment or transfer up to the next contract anniversary, the free withdrawal amount is 10% of the subaccount payment or transfer. During each contract year thereafter, the free withdrawal amount is 10% of the prior contract anniversary subaccount accumulation value. The owner also may establish systematic withdrawals of amounts up to the free withdrawal amount. (p.)

Subject to certain restrictions, partial or total surrenders are permitted. IDS Life may defer payment of any surrender for a period up to six months from the date it receives notice of surrender, or for the period permitted by state law, if less. IDS Life will not defer a payment for a period greater than seven days except under extraordinary circumstances. IDS Life will pay annual interest of at least 3% of any amounts deferred for more than thirty days during such period if it chooses to exercise this deferral right. (p.)


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Surrender charge: Surrenders may be subject to a surrender charge. Surrender charges are calculated separately for each subaccount. The surrender charge depends on the number of contract years a purchase payment to a subaccount has been in the contract. For purchase payments that have been in the contract for less than eight contract years, a surrender charge, beginning at a maximum of 7%, will be assessed on a surrender. There are no surrender charges for payments that have been in the contract for eight or more contract years or if the surrender occurs on the last day of a subaccount guarantee period or during the first ten days of the new subaccount guarantee period. In addition, IDS Life will waive the surrender charge in certain instances. (p.)

Transfers: The owner may transfer the accumulation value from an existing subaccount to a new subaccount at any time before the settlement date as long as a subaccount is established for at least one calendar year prior to the transfer. The minimum accumulation value the owner may transfer is $2,000 or the entire subaccount accumulation value, if less. For transfers before the end of a subaccount guarantee period, there will be a market value adjustment to the accumulation value in excess of the free withdrawal amount. (p.)

Market value adjustment: A market value adjustment will be applied to a surrender or transfer that occurs before the end of a subaccount guarantee period. A market value adjustment is a positive or negative adjustment of the subaccount accumulation value. Therefore, the amount distributed from a subaccount on surrender or transfer may be more or less than the total purchase payments or transfers made to that subaccount (plus accrued interest). The market value adjustment reflects the relationship, at the time of surrender or transfer, between the subaccount guarantee rate and the interest rate IDS Life then is crediting on purchase payments or transfers made to new subaccounts with guarantee periods of the same duration as the time remaining in the subaccount guarantee period. (p.)

Premium taxes: IDS Life reserves the right to deduct applicable premium taxes from the accumulation value of the contract. State premium taxes range from 0 to 3.5% of the gross purchase payments. (p.)

Death benefit prior to settlement: The contract provides for a guaranteed death benefit. In the event of the death of the annuitant or owner prior to the settlement date, IDS Life will pay to the owner or beneficiary the death benefit in lieu of any other payment under the contract. The amount of the death benefit will equal the accumulation value. (p.)

Electing the settlement date and annuity payment plan: On the settlement date specified by the owner, IDS Life will pay the owner a lump sum payment or start to pay a series of payments. A series of payments may be elected under certain annuity payment plans. (p.)

Key terms

These terms can help you understand details about your annuity:

Accumulation value - The value of the net purchase and transfer payments plus interest credited, adjusted for any surrenders. The contract accumulation value is the sum of all subaccount accumulation values.


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Annuitant - The person on whose life monthly annuity payments depend.

Annuity - A contract purchased from an insurance company that offers tax-deferred growth of the purchase payment until earnings are withdrawn.

Cash surrender value - The market adjusted value less any applicable surrender charge. On the last day of a guarantee period, the cash surrender value is the accumulation value.

Contract anniversary - The same day and month as the contract date each year that the contract remains in force.

Contract date - The date from which contract anniversaries, contract years and contract months are determined.

Free withdrawal amount - The amount of surrenders and transfers that may be made each contract year without market value adjustment or surrender charge. Free withdrawal amounts are calculated separately for each subaccount. From the time a subaccount is established by payment or transfer to the next contract anniversary, the free withdrawal amount is 10% of the subaccount payment or transfer. During each contract year thereafter, the free withdrawal amount is 10% of the prior contract anniversary subaccount accumulation value.

Guarantee period - The period for which IDS Life guarantees a particular declared effective annual interest rate.

Guarantee rate - The particular declared effective annual interest rate IDS Life guarantees for a guarantee period.

Market adjusted value - The accumulation value in excess of the free withdrawal amount, adjusted by the market value adjustment formula, plus the free withdrawal amount. The adjustment is for interest rate changes since a subaccount begins. The adjustment is calculated separately for each subaccount. The contract market adjusted value is the sum of all subaccount market adjusted values.

Market value adjustment - The difference between the market adjusted value and the accumulation value. It is positive if the market adjusted value is greater than the accumulation value. It is negative if the accumulation value is greater than the market adjusted value.

Owner - The person or entity to whom the contract is issued. The owner may be someone other than the annuitant.

Purchase payment - Payment made to IDS Life for an annuity.


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Settlement - The application of contract value to provide annuity payments. If the settlement date is not the last day of a guarantee period, IDS Life applies the market adjusted value of the contract. On the last day of a guarantee period, IDS Life applies the accumulation value of the contract.

Settlement date - The date on which annuity payments are to begin.

Subaccount - An account IDS Life establishes for each combination of guarantee period and guarantee rate to which the owner allocates a purchase or transfer payment. Each subaccount is distinguished by the guarantee period and the date the guarantee period begins.

Surrender value - The accumulation value plus any applicable market value adjustment, less any applicable surrender charge.

Written request - A request in writing signed by the owner and delivered to IDS Life at its corporate office.

Description of contracts

General

This prospectus describes interests in a flexible premium group market value annuity and individual market value annuity contracts offered by IDS Life to the general public for non-tax qualified and tax qualified purchases. The contracts may be offered in the following tax qualified programs: (1) Section 401(a) (including 401(k)) plans; (2) TSA plans; (3) IRAs, SIMPLE IRAs and SEPs; and (4) deferred compensation plans eligible under Section 457.

As described in this prospectus, each subaccount of the contracts has a guaranteed interest rate that is credited to a purchase payment when it is held to the end of the subaccount guarantee period. Interest is credited daily to achieve a stated annual effective rate, based on a 365 day year. Interest is not paid on leap days (Feb. 29th). Surrenders or transfers before the end of a subaccount guarantee period are subject to a market value adjustment and a surrender charge (if applicable).

Subject to insurance department approval of the contract, IDS Life will be offering this contract in the District of Columbia and all states except New York.

Application and purchase payment

To apply for a contract, the owner must complete an application and make a minimum purchase payment of $5,000. Additional purchase payments of at least $2,000 are permitted under a contract. These additional purchase payments may be made until the date the contract terminates or the date on which annuity payments begin, whichever is earlier. The maximum total purchase payments in the first and later contract years is $500,000. IDS Life reserves the right to change this maximum. If the owner purchases the contract to fund a tax qualified plan, that plan's limit on contributions also will apply.


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IDS Life will return an improperly completed application, along with the corresponding purchase payment, five business days after its receipt if the application has not, by that time, been properly completed.

A payment is credited to a contract on the date IDS Life receives a properly completed application at our corporate office along with the purchase payment. Interest is earned the next day. IDS Life then issues a contract and confirms the purchase payment in writing.

When an initial purchase payment is made under an application, or when additional purchase payments or transfers are made, the owner allocates the payment to one or more subaccounts then offered by IDS Life. The minimum amount the owner may allocate to a subaccount is $2,000 or, in the case of a transfer, the entire subaccount accumulation value if less than $2,000. The owner has a subaccount for each guarantee period to which an initial purchase payment is allocated. The owner also has a subaccount for each guarantee period to which an additional purchase payment is allocated or to which a transfer of all or a portion of an existing subaccount is made. Each subaccount is distinguished by the guarantee period and the date the guarantee period begins.

Right to cancel

The owner has the right to cancel the contract within 10 days after receipt of the contract and receive a refund of the entire purchase payment. For cancellation to be effective, mailing or delivery of notice of cancellation must be made in writing to IDS Life's corporate office at the following address: IDS Life Insurance Company, Attn: Transactions, P.O. Box 534, Minneapolis, Minnesota 55440-0534.

Guarantee periods

The owner selects guarantee periods from among those offered by IDS Life. As of the date of this prospectus, IDS Life is offering guarantee periods with annual durations from one to 10 years; however, the guarantee periods IDS Life offers in the future could be different. The guarantee period selected will determine the guarantee rate. The purchase payment (less surrenders made and less applicable premium taxes, if any) or any transfer will earn interest at this guarantee rate during the entire guarantee period. All interest earned will be credited daily; this compounding effect is reflected in the guarantee rate.

Below is an illustration of how IDS Life will credit interest during the guarantee period. For the purpose of this example, IDS Life has made the assumptions as indicated.



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Example of guarantee rate:

Beginning subaccount accumulation value:             $50,000
Guaranteed period:                                   10 years
Guarantee rate:                                      6% annual effective rate

        Interest credited     Cumulative interest
Year       during year      credited to the account     Accumulation value

   1      $   3,000.00             $   3,000.00          $   53,000.00
   2          3,180.00                 6,180.00             56,180.00
   3          3,370.80                 9,550.80             59,550.80
   4          3,573.05                13,123.85             63,123,85
   5          3,787.43                16,911.28             66,911.28
   6          4,014.68                20,925.96             70,925.96
   7          4,255.56                25,181.51             75,181.51
   8          4,510.89                29,692.40             79,692.40
   9          4,781.54                34,473.95             84,473.95
  10          5,068.44                39,542.38             89,542.38

Guaranteed accumulation value at the end of 10 years is:
$50,000 + $39,542.38 = $89,542.38

Note: This example assumes no surrenders of any amount during the entire ten-year period. A market value adjustment applies and a surrender charge may apply to any interim surrender in excess of the free withdrawal amount (See Surrenders, free withdrawals and systematic withdrawals). The hypothetical interest rates are illustrative only and are not intended to predict future interest rates to be declared by IDS Life. Actual interest rates declared for any given time may be more or less than those shown.

End of a subaccount guarantee period: When a subaccount guarantee period ends, a new guarantee period will begin. IDS Life will transfer the owner's subaccount accumulation value to a new subaccount without applying a market value adjustment. At the end of a guarantee period, or during the first ten days of the new subaccount guarantee period, the owner also will be able to totally or partially surrender the subaccount accumulation value without market value adjustment or surrender charge. However, such a surrender will be subject to federal income tax and may be subject to a federal penalty tax. Surrenders from certain tax qualified contracts also may be subject to 20% income tax withholding. If the owner surrenders less than the entire subaccount accumulation value, at least $1,000 must remain in the subaccount.

IDS Life will mail the owner a notice twenty-one calendar days before the guarantee period ends to remind the owner to select a new guarantee period. If IDS Life does not receive the written selection request within ten calendar days after the guarantee period ends, the new guarantee period will be one year. The new guarantee period will never extend beyond the settlement date. For example, if the annuitant is age 82 at the end of a guarantee period and the settlement date is the annuitant's age 85, a three-year guarantee period is the maximum guarantee period that may be selected under the contract.
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The accumulation value transferred to the new subaccount is guaranteed by IDS
Life's general assets and will earn interest at a guarantee rate that IDS Life has declared for the guarantee period. This guarantee rate may be higher or lower than previous guarantee rates. IDS Life may declare new schedules of guaranteed interest rates as frequently as daily.

At the owner's written request, IDS Life will provide notice of the guarantee rate that applies to a specific guarantee period. The owner also may call IDS Life to inquire about guarantee rates.

Establishment of guarantee rates: The guaranteed rate of interest for a chosen guarantee period will be known at the time a purchase payment is received or a transfer is made. IDS Life will send the owner a confirmation that will show the amount paid or transferred and the applicable guarantee rate. When one subaccount guarantee period ends and another begins, IDS Life will establish a guarantee rate for the new period that is equal to or greater than the rate credited on new comparable purchase payments at the time. The minimum guarantee rate established by IDS Life will always be at least 3% per year.

IDS Life has no specific formula for determining the rates of interest that it will declare as guarantee rates in the future. IDS Life will declare the guarantee rates from time to time based on its analysis of current market conditions. (See Investments by IDS Life.) In addition, IDS Life also may consider various other factors in determining guarantee rates for a given period, including regulatory and tax requirements; sales commission and administrative expenses; general economic trends; and competitive factors. IDS Life management will make the final determination as to the guarantee rates to be declared. IDS Life cannot predict or guarantee future guarantee rates above the 3% rate.

Surrenders, free withdrawals and systematic withdrawals

General: Subject to certain tax law and retirement plan restrictions noted below, total and partial surrenders may be made under a contract at any time.

In the case of all surrenders, the accumulation value will be reduced by the amount surrendered on the surrender date and that amount will be payable to the owner. The accumulation value also will be reduced by any applicable surrender charge and either reduced or increased by any market value adjustment applicable to the surrender. IDS Life will, on request, inform the owner of the amount payable in a total or partial surrender. Any total or partial surrender may be subject to tax and tax penalties and surrenders from certain tax qualified contracts may be subject to 20% income tax withholding. (See Federal tax considerations.)

Tax-sheltered annuities: The Code imposes certain restrictions on an owner's right to receive early distributions attributable to salary reduction contributions from a contract purchased for a retirement plan qualified under
Section 403(b) of the Code as a TSA.
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Distributions attributable to salary reduction contributions made after Dec. 31,
1988, plus the earnings on them, or to transfers or rollovers of such amounts from other contracts may be made from the TSA contract only if the owner has attained age 59-1/2, has become disabled as defined in the Code, has separated from the service of the employer that purchased the contract or has died.

Additionally, if the owner should encounter a financial hardship (within the meaning of the Code), he or she may receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not of the earnings on them.

Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may nonetheless be subject to a 10% IRS penalty tax (in addition to income tax) as a premature distribution and to 20% income tax withholding. (See Federal tax considerations.)

These restrictions do not apply to transfers of contract values to another TSA investment vehicle available through the employer.

Free withdrawal amounts: Each contract year, the owner may surrender or transfer free withdrawal amounts. These free withdrawal amounts are not subject to either a surrender charge or a market value adjustment. However, they are subject to federal income tax and may be subject to a federal penalty tax and, if made from certain tax qualified contracts, to 20% income tax withholding. Free withdrawal amounts are calculated separately for each subaccount. From the time a subaccount is established by payment or transfer up to the next contract anniversary, the free withdrawal amount is 10% of the subaccount payment or transfer. During each contract year thereafter, the free withdrawal amount is 10% of the prior contract anniversary subaccount accumulation value.

Systematic withdrawals: The owner may establish systematic withdrawals of amounts up to the free withdrawal amount by written request or other method acceptable to IDS Life. The minimum systematic withdrawal amount from the contract is $100, and these withdrawals can be made on a monthly, quarterly, semi-annual or annual basis. The owner may designate the systematic withdrawal to be made from the contract in one of the following ways:

o withdrawing interest earnings up to the free withdrawal amount from each subaccount over the systematic withdrawal period;
o withdrawing the entire free withdrawal amount over the systematic withdrawal period; or
o withdrawing a specific dollar amount less than the free withdrawal amount. Under this option, the specific dollar amount will be withdrawn on a pro-rata basis from all the subaccounts in which the owner has a balance, unless the owner instructs otherwise.

The minimum contract accumulation value required to begin systematic withdrawals is $5,000. The owner may start or stop this service at any time, but must give IDS Life 30 days' notice to change any systematic withdrawal instructions that are currently in place.

Systematic withdrawals may result in taxes, tax penalties and 20% income tax withholding being applied to all or a portion of the amount withdrawn. The owner should consult a tax advisor regarding the tax consequences of systematic withdrawals.
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Partial surrenders: Unless we agree otherwise, the minimum contract accumulation value the owner may surrender is $1,000 (except for free withdrawal amounts and systematic withdrawals as explained above). The minimum balance in a subaccount after surrender is $1,000.

The owner may make a surrender by written request. This request must specify the subaccount(s) from which the surrender is to be made and the surrender amount. A partial surrender request not exceeding $50,000 also may be made by telephone. IDS Life has the authority to honor any telephone partial surrender request believed to be authentic and will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. As long as reasonable procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests. At times when the volume of telephone requests is unusually high, IDS Life will take special measures to ensure that calls are answered as promptly as possible. A telephone surrender request will not be allowed within 30 days of a phoned-in address change.

The owner may request the net check amount that he or she wishes to receive. IDS Life will determine how much accumulation value needs to be surrendered to yield the net check amount after any applicable market value adjustments and surrender charge deductions.

Total surrenders: IDS Life will compute the value of the contract at the next close of business after receipt of the owner's request for a complete surrender. A contract terminates upon total surrender. IDS Life may request return of the contract prior to a total surrender.

Payment on surrender: IDS Life may defer payment of any partial or total surrender for a period not exceeding 6 months from the date it receives the owner's notice of surrender or the period permitted by state insurance law, if less. Only under extraordinary circumstances will IDS Life defer a surrender payment more than 7 days. If payment is deferred for more than 30 days, IDS Life will pay annual interest of at least 3% on the amount deferred. While all circumstances under which IDS Life could defer payment upon surrender may not be foreseeable at this time, such circumstances could include, for example, IDS Life's inability to liquidate assets due to a general financial crisis. IDS Life will notify the owner in writing if it intends to withhold payment more than 30 days.

Surrender at the end of a guarantee period: A subaccount surrender at the end of the guarantee period or during the first ten days of the new guarantee period will not incur a surrender charge or market value adjustment, nor will it reflect any interest earned during this ten day period.

NOTE: The owner will be charged a fee if he or she requests express mail delivery of the surrender check.

Surrender charge

A surrender charge may be assessed on any total or partial surrender of purchase payments that have been in the contract for less than eight contract years unless the surrender occurs on the last day of a subaccount guarantee period or during the first ten days of the new subaccount guarantee period. Surrender charges are calculated separately for each subaccount. The surrender charge depends on the number of contract years a purchase payment to a subaccount has been in the contract. The surrender charge decreases each year on the contract anniversary date. There are no surrender charges for payments that have been in the contract for eight or more contract years.

The surrender charge is determined by multiplying the applicable surrender charge percentage by the subaccount market adjusted value in excess of the free withdrawal amount. The surrender charge percentages are as follows:

    Contract years since          Surrender charge
      payment received               percentage
----------------------------- --------------------------
         1                             7%
         2                             6
         3                             5
         4                             4
         5                             3
         6                             2
         7                             1
         8 or more                     0

For an example of how the surrender charge is calculated for the total surrender of a subaccount, please see Appendix A.

No surrender charge: There will be no surrender charge for:

o        exercise of the cancellation right;

o        free withdrawal amounts;

o payments that have been in the contract for eight or more contract years;

o        transfers between subaccounts;

o surrenders from a subaccount at the end of its guarantee period and during the first ten days of the new subaccount guarantee period;

o application of the accumulation value to provide annuity payments using an annuity payment plan; or

o        death benefits.


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In some cases, such as when an employer makes this annuity available to employees, IDS Life may expect to incur lower sales and administrative expenses or perform fewer services due to the size of the group, the average contribution and the use of group enrollment procedures. Then IDS Life may be able to reduce or eliminate surrender charges. However, IDS Life expects this to occur infrequently.

Transfers

The owner may transfer the accumulation value from an existing subaccount to a new subaccount at any time before the settlement date. A subaccount must have been established for at least one calendar year before the owner can make a transfer from it. IDS Life will not charge a fee for these transfers.
However, the transfers are subject to a market value adjustment.

For transfers before the end of a guarantee period, there will be a market value adjustment to the accumulation value in excess of the free withdrawal amount. There will not be a market value adjustment for transfers at the end of a guarantee period.

The minimum accumulation value the owner may transfer is $2,000 or the entire subaccount accumulation value, if less. The owner may transfer less than the entire subaccount accumulation value only if a minimum accumulation value of $1,000 remains in the subaccount after the transfer.

The owner may make a transfer by written request. This request must specify the subaccount from which the transfer is to be made and the amount of the transfer if it is less than the entire subaccount accumulation value. The request must also specify the length of the new guarantee period.

Market value adjustment

The subaccount accumulation value, including the interest credited, is guaranteed if the value is held in the subaccount until the end of the guarantee period. However, IDS Life will apply a market value adjustment if a surrender or transfer occurs prior to the end of the guarantee period.

A market value adjustment is a positive or negative adjustment of the subaccount accumulation value. The market value adjustment reflects the relationship, at the time of surrender or transfer, between the subaccount guarantee rate and the interest rate IDS Life then is crediting on purchase payments or transfers made to new Flexible Payment Market Value Annuity subaccounts with guarantee periods of the same duration as the time remaining in the subaccount guarantee period.

The market adjusted value is the subaccount accumulation value (in excess of the free withdrawal amount) adjusted by the market value adjustment, plus the free withdrawal amount. Upon surrender a subaccount's market adjusted value may be greater than the contract's accumulation value, equal to it or less than it depending on how the guaranteed interest rate on the contract compares to the interest rate of a new Flexible Payment Market Value Annuity for the same number of years as the guarantee period remaining on the contract.

Relationship between the contract's guaranteed rate and new contract for the same number of years as the guaranteed period remaining on the contract:

-------------------------------------------- -------------------------------
                                             The market adjusted
If the annuity rate is:                      value will be:

-------------------------------------------- -------------------------------
greater than the new annuity rate + .25%     greater than the accumulation
                                             value

equal to the new annuity rate + .25%         equal to the accumulation
                                             value

less than the new annuity rate + .25%        less than the accumulation
                                             value

-------------------------------------------- -------------------------------

For example, assume the owner made a purchase payment to a subaccount with a guarantee period of 10 years and a guarantee rate of 4.5% annually. Assume that after 3 years the owner decides to surrender the value of that subaccount (with 7 years left in the subaccount guarantee period). If, at the time of surrender, the guarantee rate IDS Life is offering on new Flexible Payment Market Value Annuity contracts with 7-year guarantee periods is 5%, the market adjusted value will be lower than the accumulation value. On the other hand, if the current guarantee rates on new Flexible Payment Market Value Annuity contracts with 7-year guarantee periods is 4%, the market adjusted value will be higher than the accumulation value. A 5% surrender charge would then be deducted from the market adjusted value.

Determining the market value adjustment: The market value adjustment is determined by:

o Calculating the subaccount accumulation value to be adjusted. This is the amount to be surrendered or transferred from the subaccount;

o Calculating the market adjusted value of that accumulation value using the market adjusted value formula below; and

o      Subtracting the accumulation value from the market adjusted value.

Market adjusted value formula:

Market adjusted value = [(AVc - FWA) X F] + FWA where:

AVc    =    the subaccount accumulation value to be surrendered or transferred

FWA    =    the lesser of AVc or free withdrawal amount

F =                 (1 + ig)(N + t)
                     ---------------------
                    (1 + ic + .0025)(N + t)
where:

ig       =      the subaccount guarantee rate

N        =      the number of complete years to the end of the guarantee
                period for the subaccount

t        =      the fraction of a year remaining to the end of the guarantee period (for example, if 180 days remain in a 365 day contract year, t would be .493 for the subaccount)

ic       =      the subaccount guarantee rate IDS Life then is crediting on purchase payments or transfers made to new subaccounts with guarantee periods of the same duration as the time remaining in the subaccount guarantee period (straight line interpolation between whole year rates. If N is zero, ic is the rate for a one year guarantee period)

For an illustration showing an upward and downward market value adjustment, please see Appendix B.

No market value adjustment: There will be no market value adjustment for:

o        exercise of the cancellation right;

o        free withdrawal amounts;

o surrenders or transfers from a subaccount at the end of its guarantee period and during the first ten days of the new subaccount guarantee period;

o application of the accumulation value to provide annuity payments using an annuity payment plan; or

o        death benefits.

Premium taxes

IDS Life reserves the right to deduct an amount from the accumulation value of the contract at the time that any applicable premium taxes not previously deducted are payable. If a tax is payable at the time of the purchase payment and IDS Life chooses not to deduct it at that time, it further reserves the right to deduct it at a later date. Current premium taxes range in an amount up to 3.5% depending on jurisdiction.

Death benefit prior to settlement

If the annuitant or owner dies before the settlement date while the contract is in force, the death benefit payable to the beneficiary will equal the accumulation value as determined at the next close of business after IDS Life's death claim requirements are fulfilled.

If the spouse is sole beneficiary or joint owner: Unless the owner has given IDS Life other written instructions, if the owner or joint owner dies before the settlement date and the spouse is the only beneficiary or joint owner with a right of survivorship, the spouse may keep the contract as owner. To do this, the spouse must, within 60 days after IDS Life receives proof of death, give IDS Life written instructions to keep the contract in force.

Tax qualified plans: If the contract is purchased under a plan qualified under Code Section 401 (including 401(k)), a TSA plan, a plan eligible under Code
Section 457, a custodial or trusteed plan, or as an IRA, SIMPLE IRA or SEP and IDS Life receives proof of the annuitant's death before the settlement date, IDS Life will pay the beneficiary the death benefit described above. If the annuitant dies before reaching the settlement date and the spouse is the only beneficiary, the spouse may keep the contract in force until the date on which the annuitant would have reached 70-1/2 or any other date permitted by the Code. To do this, the spouse must, within 60 days after IDS Life receives proof of death, give IDS Life written instructions to keep the contract in force.

Paying the beneficiary: Unless the owner has given other written instructions, IDS Life will pay the beneficiary in a single payment. Payment from a tax qualified contract (except an IRA, SIMPLE IRA, SEP or Section 457 plan) made to a surviving spouse instead of being directly rolled over to an IRA may be subject to 20% income tax withholding. The beneficiary may elect to receive this payment at any time within 5 years after the date of death. Instead of a single payment, IDS Life may make payments under any annuity payment plan available under this contract if:

o the beneficiary elects the plan in writing within 60 days after IDS Life receives proof of death;

o payments begin no later than one year after death or any other date permitted by the Code; and

o the plan provides payments over a period that does not extend beyond the beneficiary's life or life expectancy.

Death benefit after settlement

If the annuitant dies after settlement, the amount payable, if any, will be as provided in the annuity payment plan then in effect.

Statement

Prior to the settlement date, at least annually, IDS Life will send a statement showing a summary of the contract.

Electing the settlement date and annuity payment plan

Upon processing the owner's application IDS Life will establish the settlement date to the maximum age or date as specified below. The owner can also select a date within the maximum limits. This date can be aligned with the owner's actual retirement from a job, or it can be a different future date, depending on the owner's needs and goals and on certain restrictions. The owner can also change the date, provided IDS Life receives written instructions at least 30 days before annuity payouts begin.

For non-tax qualified contracts, the settlement date cannot be later than the latest of:

o        the contract anniversary nearest the annuitant's 85th birthday;
         or

o        the 10th contract anniversary.

For tax qualified contracts, to avoid IRS penalty taxes, the settlement date generally must be:

o        on or after the date the annuitant reaches 59-1/2; and

o for IRAs, SIMPLE IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70-1/2; or

o for all other tax qualified contracts, by April 1 of the year following the calendar year when the annuitant reaches age 70-1/2 or, if later, retires; except that 5% business owners may not select a settlement date that is later than April 1 of the year following the calendar year when they reach age 70-1/2.

If the owner is taking the minimum IRA or TSA distributions as required by the Code from another tax qualified investment, or in the form of partial surrenders from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the 10th contract anniversary.

Annuity payments: The first payment will be made as of the settlement date. Once annuity payments have started for an annuitant, no surrender of the annuity benefit can be made for the purpose of receiving a lump sum in lieu of payments.

Annuity payment plans: On the settlement date, the owner may receive a lump sum payment of the surrender value (see Surrenders, free withdrawals and systematic withdrawals) or begin receiving annuity payments. If a lump sum payment is made from a tax qualified contract (except an IRA, SIMPLE IRA, SEP or Section 457 plan), 20% income tax withholding may apply. There are different ways to receive annuity payments called payment plans. The owner may elect one of these payment plans, or another payment arrangement to which IDS Life agrees, by giving IDS Life written notice at least 30 days before the settlement date. In the absence of an election, IDS Life will make annuity payments according to Plan B with payments guaranteed for ten years.

If the amount to be applied to a payment plan is not at least $2,000 or if payments are to be made to other than a natural person, IDS Life has the right to make a lump sum payment of the surrender value.

o Plan A - This provides monthly annuity payments for the lifetime of the annuitant. No payments will be made after the annuitant dies.

o Plan B - This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by IDS Life that payments will be made for a period of at least 5, 10 or 15 years.
         The owner must select the guaranteed period.

o Plan C - This provides monthly annuity payments for the lifetime of the annuitant with a guarantee by IDS Life that payments will be made for a certain number of months. IDS Life determines the number of months by dividing the accumulation value applied under this plan by the amount of the monthly annuity payment.

o Plan D - This is a joint and survivor life annuity. Monthly payments will be paid while both the annuitant and a joint annuitant are living. When either the annuitant or joint annuitant dies, IDS Life will continue to make monthly payments until the death of the surviving annuitant. No payments will be made after the death of the second annuitant.

o Plan E - This provides monthly fixed dollar annuity payments for a period of years that the owner elects. The period of years may be no less than 10 or more than 30.

The contract provides for annuity payments on a fixed basis only. The amount of each annuity payment will not change during the annuity payment period. The amount of the annuity payment will depend on:

o the annuity table IDS Life then is using for annuity settlements (never less than the table guaranteed in the contract);

o        the annuitant's age; and

o        the annuity payment plan selected.

The tables for Plans A, B, C and D are based on the "1983 Individual Annuitant Mortality Table A" and an assumed rate of 4% per year. The table for Plan E is based on an interest rate of 4%. IDS Life may, at its discretion, if mortality appears more favorable and interest rates justify, apply other tables that will result in higher monthly payments.

Restrictions for some tax qualified plans: If the owner purchased a tax qualified annuity, the owner must elect a payment plan that provides for payments:

o        during the life of the annuitant;

o        during the joint lives of the annuitant and beneficiary;

o        for a period not exceeding the life expectancy of the annuitant;
         or

o for a period not exceeding the joint life expectancies of the annuitant and beneficiary.

Reference also must be made to the terms of the tax qualified plan and applicable law for any limitations or restrictions on the settlement date or annuity payment plan that may be selected.

Amendment, distribution and assignment of contracts

Amendment of contracts

IDS Life reserves the right to amend the contracts to meet the requirements of applicable federal or state laws or regulations. IDS Life will notify the owner of the contract in writing of any such amendments.

Distribution of contracts

IDS Life is the principal underwriter for the contracts. IDS Life is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (1934 Act) as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. IDS Life may enter into selling agent agreements with certain broker-dealers registered under the 1934 Act. IDS Life will pay a maximum commission of 5% of the purchase payment for the sale of a contract. In the future, IDS Life may pay a commission on an election of a subsequent guarantee period by an owner or when an owner maintains a contract in force.

Assignment of contracts

The owner may change ownership of the contract at any time by filing a change of ownership with IDS Life at its corporate office. No change of ownership will be binding upon IDS Life until it receives and records the change. IDS Life takes no responsibility for the validity of the change. If the contract is purchased under a tax qualified plan, the contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than IDS Life; provided, however, that if the owner is a trustee or custodian, or an employer acting in a similar capacity, ownership of a contract may be transferred to the annuitant.

The value of any part of a non-tax qualified contract assigned or pledged is taxed like a surrender to the extent allocable to investment in annuity contracts after Aug. 13, 1982.

Transfer of a non-tax qualified contract to another person without adequate consideration is considered a gift and the transfer will be considered a surrender of the contract for federal income tax purposes. The income in the contract will be taxed to the transferor who may be subject to the 10% IRS penalty tax for early withdrawal. The transferee's investment in the contract will be the value of the contract at the time of the transfer. The owner should consult with a tax advisor before taking any action.

Federal tax considerations

Under current law, there is no liability for federal income tax on any increase in the contract's value until payments are made (except for change of ownership discussed above in "Assignment of contracts"). However, since federal tax consequences cannot always be anticipated, the owner should consult a tax advisor regarding any questions about the taxation of the contract.

The owner is not taxed on the purchase payment. The purchase payment generally includes purchase payments made with after-tax dollars. If the purchase payment was made by or on behalf of the owner with pre-tax dollars as part of a tax qualified retirement plan, such amounts are not considered to be part of the investment in the contract and will be taxed when payment is made.

If the owner surrenders part or all of the contract or takes a free withdrawal amount, the owner will be taxed on the payments received, to the extent that the value of the contract exceeds the investment in the contract, and the owner may have to pay an IRS penalty tax for early withdrawal.

A portion of each annuity payment under a non-tax qualified contract will be subject to tax and a portion of each payment will be considered to be part of the investment in the contract and will not be taxed. All amounts received after the investment in the contract is recovered will be subject to tax. All annuity payments from a tax qualified contract generally will be subject to taxation except to the extent that the contributions were made with after-tax dollars.

Unlike life insurance proceeds, the death benefit under a contract is not tax exempt. The gain, if any, is taxable as ordinary income to the beneficiary in the year(s) he or she receives the payments. The gain is subject to income tax, not estate or inheritance tax.

Tax law requires that all non-tax qualified deferred annuity contracts issued by the same company to the same contract owner during a calendar year are to be treated as a single, unified contract. The amount of income included and taxed in a distribution (or a transaction deemed a distribution under tax law) taken from any one of such contracts is determined by summing all such contracts.

The income earned on a non-tax qualified contract held by such entities as corporations, partnerships or trusts generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person only, the income will continue to be tax-deferred.

If the owner receives amounts from the contract before reaching age 59-1/2, the owner may have to pay a 10% IRS penalty on the amount includible in ordinary income. If the owner receives amounts from a SIMPLE IRA before reaching age 59-1/2, generally the IRS 10% penalty provisions apply. However, if the owner receives these amounts before age 59-1/2 and within the first two years of participation in the SIMPLE IRA plan, the IRS penalty will be assessed at the rate of 25% instead of 10%. However, this penalty will not apply to any amount received:

o        after the owner reaches age 59-1/2;

o        after the owner dies;

o        after the owner becomes disabled (as defined in the Code);

o as a distribution that is part of a series of substantially equal periodic payments over the life or life expectancy of the owner (or joint lives or life expectancies of the owner and beneficiary); or

o if it is allocable to a purchase payment before Aug. 14, 1982 (except for contracts in tax qualified plans).

These are the major exceptions to the 10% IRS penalty tax. Additional exceptions may apply depending upon whether or not the contract is tax qualified. For tax qualified contracts, other penalties apply if a contract bought under a plan is surrendered before the plan specifies that payments can be made under the plan.

In general, if the owner receives all or part of the contract value from an annuity, withholding may be imposed against the taxable income portion of the payment. Any withholding that is done represents a prepayment of the tax due for the year. The owner takes credit for such amounts on the annual tax return that is filed.

If the payment is part of an annuity payment plan, the amount of withholding generally is computed using payroll tables. The owner can provide us with a statement of how many exemptions to use in calculating the withholding. As long as the owner has provided us with a valid Social Security Number or Taxpayer Identification Number, the owner can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full surrender), withholding is computed using 10% of the taxable portion. Similar to above, as long as the owner has provided us with a valid Social Security Number or Taxpayer Identification Number, the owner can elect not to have this withholding occur.

If a distribution is taken from a contract offered under a Section 457 Plan (deferred compensation plan of state and local governments and tax-exempt organizations), withholding is computed using payroll methods depending upon the type of payment.

Some states also impose withholding requirements similar to the federal withholding described above. If this should be the case, any payment from which federal withholding is deducted may also have state withholding deducted.

The withholding requirements may differ if payment is being made to a non-U.S. citizen or if the payment is being delivered outside the United States.

If the owner receives all or part of the contract value from a tax qualified annuity (except an IRA, SIMPLE IRA, SEP or Section 457 plan), mandatory 20% income tax withholding generally will be imposed at the time the payment is made. In addition, federal income tax and the 10% IRS penalty tax for early withdrawals may apply to amounts properly includible in income. This mandatory 20% income tax withholding will not be imposed if:

o instead of receiving the payment, the owner elects to have the payment rolled over directly to an IRA or another eligible plan;

o the payment is one of a series of substantially equal periodic payments, made at least annually, over the life or life expectancy of the owner (or joint lives or life expectancies of the owner and beneficiary) or made over a period of 10 years or more; or

o        the payment is a minimum distribution required under the Code.

These are the major exceptions to the mandatory 20% income tax withholding. Payments made to a surviving spouse instead of being directly rolled over to an IRA may be subject to 20% income tax withholding. For taxable distributions that are not subject to the mandatory 20% withholding, federal income tax will be withheld from the taxable part of the owner's distribution unless he or she elects otherwise. State withholding also may be imposed on taxable distributions.

IDS Life will send the owner and/or annuitant, as appropriate, a tax statement for any year that a taxable distribution from the contract is received according to our records.

The contract is intended to qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendments.

This discussion of federal tax laws is based upon IDS Life's understanding of these laws as they are currently interpreted. Either federal tax laws or current interpretations of them may change. Please consult a tax advisor concerning specific circumstances.

The Company

Business

IDS Life is a stock life insurance company organized in 1957 under the laws of the State of Minnesota. IDS Life is a wholly owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly owned subsidiary of American Express Company. IDS Life acts as a direct writer of insurance policies and annuities and as the investment manager of various investment companies. IDS Life is licensed to write life insurance and annuity contracts in 49 states and the District of Columbia. The headquarters of IDS Life is IDS Tower 10, Minneapolis, MN 55440-0010.

Investments by IDS Life

Assets of IDS Life must be invested in accordance with requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. All claims by purchasers of the contracts, and other general account products, will be funded by the general account.

IDS Life intends to construct and manage the investment portfolio using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. Immunization is achieved by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides flexibility and efficiency to IDS Life in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

IDS Life's investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable guaranteed interest periods. These instruments include, but are not necessarily limited to, the following:

   o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

   o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by the nationally recognized rating agencies;

   o Debt instruments that are unrated, but which are deemed by IDS Life to have an investment quality within the four highest grades;

   o Other debt instruments, which are rated below investment grade, limited to 15% of assets at the time of purchase; and

   o Real estate mortgages, limited to 30% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Minnesota and other state insurance laws.

Selected financial data

The following selected financial data for IDS Life and its subsidiaries should be read in conjunction with the consolidated financial statements and notes included in the prospectus beginning on page __.

                                                     Years ended Dec. 31, (thousands)
                                          1997            1996             1995             1994             1993
Premiums                             $   206,494     $  182,921      $   161,530       $  144,640      $   127,245
Net investment income                  1,988,389      1,965,362        1,907,309        1,781,873        1,783,219
Net realized loss on investments             860           (159)          (4,898)          (4,282)          (6,737)
Other                                    682,618        574,341          472,035          384,105          304,344
                                     -----------     ----------      -----------       ----------      -----------
Total revenues                       $ 2,878,361     $2,722,465      $ 2,535,976       $2,306,336      $ 2,208,071
                                     -----------     ----------      -----------       ----------      -----------
Income before income taxes           $   680,911     $  621,714      $   560,782       $  512,512      $   412,726
                                     -----------     ----------      -----------       ----------      -----------
Net Income                           $   474,247     $  414,576      $   364,940       $  336,169      $   270,079
                                     -----------     ----------      -----------       ----------      -----------
Total assets                         $52,974,124     $47,305,981     $42,900,078       $35,747,543     $33,057,753

Management's discussion and analysis of consolidated financial condition and results of operations

Results of operations

1997 compared to 1996:

Consolidated net income increased 14% to $474 million in 1997, compared to $415 million in 1996. Earnings growth resulted primarily from increases in management fees and policyholder and contractholder charges. These increases reflect higher average insurance and annuities in force during 1997.

Consolidated income before income taxes totaled $681 million in 1997, compared with $622 million in 1996. In 1997, $179 million was from the life, disability income and long-term care insurance segment, compared with $161 million in 1996 and $502 million was from the annuity segment, compared with $461 million in 1996.

Total premiums received decreased to $5.2 billion in 1997, compared with $6.1 billion in 1996. This decrease is primarily due to a decrease in sales of fixed annuities in 1997.

Total revenues increased to $2.9 billion in 1997, compared with $2.7 billion in 1996. The increase is primarily due to increases in net investment income, policyholder and contractholder charges, and management fees. Net investment income, the largest component of revenues, increased slightly from the prior year, reflecting slight increases in investments owned and investment yields.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 13% to $342 million in 1997, compared with $303 million in 1996. This increase reflects increased total life insurance in force which grew 12% to $75 billion at Dec. 31, 1997.

Management and other fees increased 26% to $341 million in 1997, compared with $271 million in 1996. This is primarily due to an increase in separate account assets, which grew 25% to $23 billion at Dec. 31, 1997, due to market appreciation and sales. The Company provides investment management services for the mutual funds used as investment options for variable annuities and variable life insurance. The Company also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses increased slightly to $2.2 billion in 1997. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, remained steady at $1.4 billion. DAC increased to $323 million compared to $279 million in 1996. These increases were due primarily to increased aggregate amounts in force.

1996 compared to 1995:

Consolidated net income increased 14% to $415 million in 1996, compared to $365 million in 1995. Earnings growth resulted primarily from increases in management fees and policyholder and contractholder charges partially offset by a slight decrease in investment margins. These increases reflect increased average insurance and annuities in force during 1996. Investment margins were below prior year levels primarily due to increasing interest credited rates throughout 1996.

Consolidated income before income taxes totaled $622 million in 1996, compared with $561 million in 1995. In 1996, $161 million was from the life, disability income and long-term care insurance segment, compared with $125 million in 1995. In 1996, $461 million was from the annuity segment, compared with $440 million in 1995.

Total premiums received increased to $6.1 billion in 1996, compared with $5.0 billion in 1995. This increase is primarily due to an increase in sales of variable annuities in 1996.

Total revenues increased to $2.7 billion in 1996, compared with $2.5 billion in 1995. The increase is primarily due to increases in net investment income, policyholder and contractholder charges, and management fees. Net investment income, the largest component of revenues, increased from the prior year, reflecting a slight increase in investments owned.

Policyholder and contractholder charges, which consist primarily of cost of insurance charges on universal life-type policies, increased 18% to $303 million in 1996, compared with $256 million in 1995. This increase reflects increased total life insurance in force which grew 13% to $67 billion at Dec. 31, 1996.

Management and other fees increased 26% to $271 million in 1996, compared with $216 million in 1995. This is primarily due to an increase in separate account assets, which grew 24% to $19 billion at Dec. 31, 1996, due to market appreciation and sales. The Company provides investment management services for the mutual funds used as investment options for variable annuities and variable life insurance. The Company also receives a mortality and expense risk fee from the separate accounts.

Total benefits and expenses increased slightly to $2.1 billion in 1996. The largest component of expenses, interest credited to policyholder accounts for universal life-type insurance and investment contracts, increased to $1.4 billion. This was due to increased aggregate amounts in force and an increase in average interest credited rates.

Risk management

The Company primarily invests in fixed income securities over a broad range of maturities for the purpose of providing fixed annuity clients with a competitive rate of return on their investments while minimizing risk, and to provide a dependable and targeted spread between the interest rate earned on investments and the interest rate credited to clients' accounts. The Company does not invest in securities to generate trading profits.

The Company has an investment committee that holds regularly scheduled meetings and, when necessary, special meetings. At these meetings, the committee reviews models projecting different interest rate scenarios and their impact on profitability. The objective of the committee is to structure the investment security portfolio based upon the type and behavior of products in the liability portfolio so as to achieve targeted levels of profitability.

Rates credited to clients' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategy includes the purchase of some types of derivatives, such as interest rate caps and swaps, for hedging purposes. These derivatives protect margins by increasing investment returns if there is a sudden and severe rise in interest rates, thereby mitigating the impact of an increase in rates credited to clients' accounts.

The amount of the fee income the Company receives is based upon the daily market value of the separate account and mutual fund assets. As a result, the Company's fee income could be impacted significantly by a decline in the equity markets. Another part of the committee's strategy is to enter into index option collars (combinations of puts and calls) for hedging purposes. These derivatives protect fee income by providing option income when there is a significant decline in the equity markets, which mitigates the impact of the corresponding decline in separate account and mutual fund assets. The Company finances the cost of this protection through selling a portion of the upside potential from an increasing market through written options.

Liquidity and capital resources

The liquidity requirements of the Company are met by funds provided by premiums, investment income, proceeds from sales of investments as well as maturities and periodic repayments of investment principal.

The primary uses of funds are policy benefits, commissions and operating expenses, policy loans, dividends and investment purchases.

The Company has an available line of credit with its parent aggregating $100 million. The line of credit is used strictly as short-term sources of funds. No borrowings were outstanding under the agreement at Dec. 31, 1997. At Dec. 31, 1997, outstanding reverse repurchase agreements totaled $163 million.

At Dec. 31, 1997, investments in fixed maturities comprised 83% of the Company's total invested assets. Of the fixed maturity portfolio, approximately 40% is invested in GNMA, FNMA and FHLMC mortgage-backed securities which are considered AAA/Aaa quality.

At Dec. 31, 1997, approximately 11% of the Company's investments in fixed maturities were below investment grade bonds. These investments may be subject to a higher degree of risk than the investment grade issues because of the borrower's generally greater sensitivity to adverse economic conditions, such as recession or increasing interest rates, and in certain instances, the lack of an active secondary market. Expected returns on below investment grade bonds reflect consideration of such factors. The Company has identified those fixed maturities for which a decline in fair value is determined to be other than temporary, and has written them down to fair value with a charge to earnings.

At Dec. 31, 1997, net unrealized appreciation on fixed maturities held to maturity included $445 million of gross unrealized appreciation and $17 million of gross unrealized depreciation. Net unrealized appreciation on fixed maturities available for sale included $399 million of gross unrealized appreciation and $37 million of gross unrealized depreciation.

At Dec. 31, 1997, the Company had an allowance for losses for mortgage loans totaling $39 million and for real estate investments totaling $6 million.

The economy and other factors have caused an increase in the number of insurance companies that are under regulatory supervision. This circumstance has resulted in an increase in assessments by state guaranty associations to cover losses to policyholders of insolvent or rehabilitated companies. Some assessments can be partially recovered through a reduction in future premium taxes in certain states. The Company established an asset for guaranty association assessments paid to those states allowing a reduction in future premium taxes over a reasonable period of time. The asset is being amortized as premium taxes are reduced. The Company has also estimated the potential effect of future assessments on the Company's financial position and results of operations and has established a reserve for such potential assessments. The Company has not adopted Statement of Position 97-3 providing guidance when an insurer should recognize a liability for guaranty fund assessments. The SOP is effective for fiscal years beginning after Dec. 15, 1998. Adoption will not have a material impact on the Company's results of operations or financial condition.

In the first quarter of 1998, the Company paid a $60 million dividend to its parent. In 1997, dividends paid to its parent were $200 million.

The National Association of Insurance Commissioners has established risk-based capital standards to determine the capital requirements of a life insurance company based upon the risks inherent in its operations. These standards require the computation of a risk-based capital amount which is then compared to a company's actual total adjusted capital. The computation involves applying factors to various statutory financial data to address four primary risks: asset default, adverse insurance experience, interest rate risk and external events. These standards provide for regulatory attention when the percentage of total adjusted capital to authorized control level risk-based capital is below certain levels. As of Dec. 31, 1997, the Company's total adjusted capital was well in excess of the levels requiring regulatory attention.

Year 2000 issue

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of the Company. All of the systems used by the Company are maintained by AEFC and are utilized by multiple subsidiaries and affiliates of AEFC. The Company's business is heavily dependent upon AEFC's computer systems and has significant interactions with systems of third parties.

A comprehensive review of AEFC's computer systems and business processes, including those specific to the Company, has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's goal is to complete internal remediation and testing of each system by the end of 1998 and to continue compliance efforts through 1999.

AEFC is evaluating the Year 2000 readiness of advisors and other third parties whose system failures could have an impact on the Company's operations. The potential materiality of any such impact is not known at this time.

Segment information

The Company's operations consist of two business segments: Individual and group life, disability income and long-term care insurance; and fixed and variable annuity products designed for individuals, pension plans, small businesses and employer-sponsored groups. The Company is not dependent upon any single customer and no single customer accounted for more than 10% of revenue in 1997, 1996 or 1995. Additionally, no single distributor accounted for more than 10% of premiums received in 1997, 1996 or 1995. (See Note 10, Segment information, in the "Notes to Consolidated Financial Statements.")

Reinsurance

Reinsurance arrangements are used to reduce exposure to large losses. The maximum amount of risk retained by the Company on any one life is $750,000 of life and waiver of premium benefits plus $50,000 of accidental death benefits. The excesses are reinsured with other life insurance companies. At Dec. 31, 1997, traditional life and universal life-type insurance in force aggregated $75 billion, of which $4 billion was reinsured.

Reserves

In accordance with the insurance laws and regulations under which IDS Life operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding life and health insurance policies and annuity contracts. Reserves for policies and contracts are based on mortality and morbidity tables in general use in the United States. These reserves are computed amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at assumed rates, will be sufficient to meet IDS Life's policy obligations at their maturities or in the event of an insured's death. In the accompanying financial statements these reserves are determined in accordance with generally accepted accounting principles. (See Note 1, Liabilities for future policy benefits, in the "Notes to Consolidated Financial Statements.")

Investments

Of IDS Life's consolidated total investments of $27 billion at Dec. 31, 1997, 34% was invested in mortgage-backed securities, 48% in corporate and other bonds, 14% in primary mortgage loans on real estate, 2% in policy loans and the remaining 2% in other investments.

Competition

IDS Life is engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are over 1,700 stock, mutual and other types of insurers in the life insurance business. Best's Insurance Reports, Life Health edition, 1997, assigned IDS Life one of its highest classifications, A+ (Superior).

Employees

As of Dec. 31, 1997, IDS Life and its subsidiaries had 303 employees; including 245 employed at the corporate office in Minneapolis, MN, 8 employed at American Centurion Life Assurance Company located in Albany, NY and 50 employed at IDS Life Insurance Company of New York located in Albany, NY.

Properties

IDS Life occupies office space in Minneapolis, MN, which is rented by its parent, American Express Financial Corporation. IDS Life reimburses American Express Financial Corporation for rent based on direct and indirect allocation methods. Facilities occupied by IDS Life and its subsidiaries are believed to be adequate for the purposes for which they are used and are well maintained.

State regulation

IDS Life is subject to the laws of the State of Minnesota governing insurance companies and to the regulations of the Minnesota Department of Commerce. An annual statement in the prescribed form is filed with the Minnesota Department of Commerce each year covering IDS Life's operation for the preceding year and its financial condition at the end of such year. Regulation by the Minnesota Department of Commerce includes periodic examination to determine IDS Life's contract liabilities and reserves so that the Minnesota Department of Commerce may certify that these items are correct. IDS Life's books and accounts are subject to review by the Minnesota Department of Commerce at all times. Such regulation does not, however, involve any supervision of the account's management or IDS Life's investment practices or policies. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. A full examination of IDS Life's operations is conducted periodically by the National Association of Insurance Commissioners.

Under insurance guaranty fund laws, in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

Directors and executive officers

The members of the Board of Directors and the principal executive officers of IDS Life, together with the principal occupation of each during the last five years, are as follows:

Directors*

David R. Hubers
Born in 1943

Director since September 1989; president and chief executive officer, AEFC, since August 1993, and director since January 1984.Senior vice president, Finance and chief financial officer, AEFC, from January 1984 to August 1993.

Richard W. Kling
Born in 1940

Director since February 1984; president since March 1994. Executive vice president, Marketing and Products from January 1988 to March 1994. Senior vice president, AEFC, since May 1994. Director of IDS Life Series Fund, Inc. and member of the board of managers and president of IDS Life Variable Annuity Funds A and B.

Paul F. Kolkman
Born in 1946

Director since May 1984; executive vice president since March 1994; vice president, Finance from May 1984 to March 1994; vice president, AEFC, since January 1987. Vice president and chief actuary of IDS Life Series Fund, Inc.

James A. Mitchell
Born in 1941

Chairman of the board since March 1994; director since July 1984; chief executive officer since November 1986; president from July 1984 to March 1994; executive vice president, AEFC, since March 1994; director, AEFC, since July 1984; senior vice president, AEFC, from July 1984 to March 1994.

Barry J. Murphy
Born in 1951

Director and executive vice president, Client Service, since March 1994; senior vice president, AEFC, since May 1994; senior vice president, Travel Related Services (TRS), a subsidiary of American Express Company, from July 1992 to April 1994; vice president, TRS, from November 1989 to July 1992.

Stuart A. Sedlacek
Born in 1957

Director and executive vice president, Assured Assets since March 1994; vice president, AEFC, since September 1988.

Officers other than directors*

Jeffrey S. Horton
Born in 1961

Vice president and treasurer since December 1997; vice president and corporate treasurer, AEFC, since December 1997; controller, American Express Technologies
- Financial Services, AEFC, from July 1997 to December 1997; controller, Risk Management Products, AEFC, from May 1994 to July 1997; director of finance and analysis, Corporate Treasury, AEFC, from June 1990 to May 1994.

William A. Stoltzmann
Born in 1948

Vice president, general counsel and secretary since 1989; vice president and assistant general counsel, AEFC, since November 1985.

*The address for all of the directors and principal officers is: IDS Tower 10, Minneapolis, MN 55440-0010.

Executive compensation

Executive officers of IDS Life also may serve one or more affiliated companies. The following table reflects cash compensation paid to the five most highly compensated executive officers as a group for services rendered in 1997 to IDS Life and its affiliates. The table also shows the total cash compensation paid to all executive officers of IDS Life, as a group, who were executive officers at any time during 1997.

Name of individual or number in group                                         Cash
                                          Position held                       compensation
Five most highly compensated
executive officers as a group:
                                                                              $8,616,958

James A. Mitchell                         Chairman of the Board and Chief
                                          Executive Officer

Richard W. Kling                          President

Pamela J. Moret                           Exec. Vice President, Variable
                                          Assets

Barry J. Murphy                           Exec. Vice President, Client
                                          Service

Stuart A. Sedlacek                        Exec. Vice President, Assured
                                          Assets

All executive officers as a group
(10)                                                                          $12,523,043

Security ownership of management

IDS Life's directors and officers do not beneficially own any outstanding shares of stock of IDS Life. All of the outstanding shares of stock of IDS Life are beneficially owned by its parent, American Express Financial Corporation. The percentage of shares of American Express Financial Corporation owned by any director, and by all directors and officers of IDS Life as a group, does not exceed 1% of the class outstanding.

Legal proceedings and opinion

A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. In December 1996, an action of this type was brought against IDS Life and its parent, AEFC. A second action was filed in March 1997. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new IDS Life policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. Plaintiffs seek damages in an unspecified amount and seek to establish a claims resolution facility for the determination of individual issues.

IDS Life believes it has meritorious defenses to these and other actions arising in connection with the conduct of its business activities and intends to defend them vigorously. IDS Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal proceedings which would have a material adverse effect on its consolidated financial condition.

Legal matters in connection with federal laws and regulations affecting the issue and sale of the contracts described in this prospectus and the organization of IDS Life, its authority to issue contracts under Minnesota law and the validity of the forms of the contracts under Minnesota law have been passed on by the general counsel of IDS Life.

Experts

The consolidated financial statements of IDS Life Insurance Company at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Appendix A

Total surrender of a subaccount

This example shows how surrender charges are calculated for the total surrender of one subaccount.

Assumptions:

The contract is dated January 15, 1997. The contract year is January 15 to January 14 and the anniversary date is January 15th each year.

Subaccount P is established with a $5,000 payment on July 1, 1998. The surrender charge percentages for Subaccount P will be:

Surrender date                          Surrender charge percentage
--------------------------------------- -----------------------------------
7-1-98  to 1-14-99                                      7%
1-15-99 to 1-14-00                                      6
1-15-00 to 1-14-01                                      5
1-15-01 to 1-14-02                                      4
1-15-02 to 1-14-03                                      3
1-15-03 to 1-14-04                                      2
1-15-04 to 1-14-05                                      1
January 15, 2005+                                       0

The Subaccount P market adjusted value is transferred to Subaccount Q on September 1, 1999. The above surrender charge percentage date limits do not change even though Subaccount P transferred to Subaccount Q.

Subaccount Q is entirely surrendered November 4, 2002, when the Subaccount Q accumulation value is $8,300. Interest rates have increased since Subaccount Q started. The January 15, 2002 (prior contract anniversary) Subaccount Q accumulation value was $8,000.

Assume that the November 4, 2002 market adjusted value is $8,000. This includes the $800 free withdrawal amount (10% of the January 15, 2002 Subaccount Q accumulation value) and an assumed ($300) negative market value adjustment due to interest rate increases.

What is the surrender charge amount?

The $8,000 market adjusted value less the $800 free withdrawal amount is subject to a 3% surrender charge. The surrender charge is 3% of $7,200 which is $216.

What net amount does the owner receive?

The owner receives a net surrender check of $7,784 which is:

Subaccount Q market adjusted value                                     $8,000
(Which includes the $800 free withdrawal amount and the ($300) market value adjustment)

Less Subaccount Q surrender charge                                     -  216
                                                                       ------

Net Subaccount Q surrender check                                       $7,784

Appendix B

Market value adjustment illustration

Assumptions:
Contract date: January 1, 1997
Subaccount established: July 1, 1997
Purchase payment: $50,000
Subaccount guarantee period: 10 years
Subaccount guarantee rate: 4.5% effective annual yield

Market value adjustment assumptions: These examples show how the market value adjustment may affect your contract subaccount values. The surrenders in these examples occur on July 1, 1998, one year after the subaccount is established. There are no previous surrenders.

The subaccount accumulation value at the end of one year is $52,250. If there are no surrenders, the subaccount accumulation value at the end of the 10-year guarantee period will be $77,648.47.

The subaccount accumulation value on January 1, 1998, the contract anniversary, is: $50,000 x (1 + .045)(184/365) = $51,121.87. The free withdrawal amount for the next year is $5,112.19. This free withdrawal amount (10% of the contract anniversary subaccount accumulation value) is free of both market value adjustment and surrender charge.

The market value adjustment reflects the relationship (at the time of surrender) between the subaccount guarantee rate and the interest rate IDS Life then is crediting on purchase payments or transfers made to new subaccounts with guarantee periods of the same duration as the time remaining in the subaccount guarantee period. After one year, there are 9 years left of the 10-year subaccount guarantee period.

Example I shows a downward market value adjustment. Example II shows an upward market value adjustment. These examples do not show the surrender charge (if any) which would be calculated separately after the market value adjustment. Surrender charge calculations are shown in Appendix A.

Market adjusted value formula:

Market adjusted value = [(AVc - FWA) x F] + FWA where:

AVc   =    the subaccount accumulation value to be surrendered or transferred

FWA   =    the lesser of AVc or free withdrawal amount

F     =          (1 + ig)(N + t)
                 -----------------------
                 (1 + ic + .0025)(N + t)
where:

ig   =   the subaccount guarantee rate

N    =   the number of complete years to the end of the guarantee period for the subaccount

t    =   the fraction of a year remaining to the end of the guarantee period
         (for example, if 180 days remain in a 365 day year, t would be .493 for the subaccount)

ic   =   the subaccount guarantee rate IDS Life then is crediting on purchase payments or transfers made to new subaccounts with guarantee periods of the same duration as the time remaining in the subaccount guarantee period (straight line interpolation between whole year rates. If N is zero, ic is the rate for a one year guarantee period)

Example I - Downward market value adjustment

A surrender results in a downward market value adjustment when interest rates have increased. Assume after one year, IDS Life is crediting 5% for a new subaccount with a 9-year guarantee period. If the owner totally surrenders the subaccount, the market adjusted value is:

[(AVc - FWA) x F] + FWA

[($52,250.00 - $5,112.19) x  (1 + .045)9]+ 5,112.19 = $49,311.66
                            ------------
                             (1 + .05 + .0025)9]

The market value adjustment is a $2,938.34 reduction of the accumulation value:

($2,938.34) = $49,311.66 - $52,250.00

Example II - Upward market value adjustment

A surrender results in an upward market value adjustment when interest rates have decreased. Assume after one year, IDS Life is crediting 4% for a new subaccount with a 9-year guarantee period. If the owner totally surrenders the subaccount, the market adjusted value is:

[(AVc - FWA) x F] + FWA

[$52,250.00 - $5,112.19) x (1 + .045)9] +  $5,112.19 = $53,277.18
                           -------------
                           (1 + .04 + .0025)9]

The market value adjustment is a $1,027.18 increase of the accumulation value:

$1,027.18 = $53,277.18 - $52,250.00

Report of Independent Auditors
The Board of Directors
IDS Life Insurance Company



We have audited the accompanying consolidated balance sheets of IDS Life Insurance Company (a wholly owned subsidiary of American Express Financial Corporation) as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




Ernst & Young LLP
Minneapolis, Minnesota
February 5, 1998

IDS Life Financial Information


                          IDS LIFE INSURANCE COMPANY
                         CONSOLIDATED BALANCE SHEETS


                                                    Dec. 31,     Dec. 31,
ASSETS                                                1997         1996
                                                         (thousands)
Investments:
Fixed maturities:
Held to maturity, at amortized cost (Fair value:
1997, $9,743,410; 1996, $10,521,650)              $9,315,450       $10,236,379
Available for sale, at fair value (Amortized cost:
1997, $12,515,030; 199, $11,008,622)              12,876,694        11,146,845
Mortgage loans on real estate                      3,618,647         3,493,364
Policy loans                                         498,874           459,902
Other investments                                    318,591           251,465
Total investments                                 26,628,256        25,587,955
Cash and cash equivalents                             19,686           224,603
Amounts recoverable from reinsurers                  205,716           157,722
Amounts due from brokers                               8,400            11,047
Other accounts receivable                             37,895            44,089
Accrued investment income                            357,390           343,313
Deferred policy acquisition costs                  2,479,577         2,330,805
Deferred income taxes, net                                --            33,923
Other assets                                          22,700            37,364
Separate account assets                           23,214,504        18,535,160
Total assets                                     $52,974,124       $47,305,981
                                                   =========         =========

                          IDS LIFE INSURANCE COMPANY
                   CONSOLIDATED BALANCE SHEETS (continued)


                                                   Dec. 31,        Dec. 31
LIABILITIES AND STOCKHOLDER'S EQUITY                1997             1996
                                                          (thousands)


Liabilities:
Future policy benefits:
Fixed annuities                                  $22,009,747      $21,838,008
Universal life-type insurance                      3,280,489        3,177,149
Traditional life insurance                           213,676          209,685
Disability income and long-term care insurance       533,124          424,200
Policy claims and other policyholders' funds          68,345           83,634
Deferred income taxes, net                            61,582               --
Amounts due to brokers                               381,458          261,987
Other liabilities                                    345,383          332,078
Separate account liabilities                      23,214,504       18,535,160
Total liabilities                                 50,108,308       44,861,901
Stockholder's equity:
Capital stock, $30 par value per share;
100,000 shares authorized, issued and outstanding      3,000            3,000
Additional paid-in capital                           290,847          283,615
Net unrealized gain on investments                   226,359           86,102
Retained earnings                                  2,345,610        2,071,363
Total stockholder's equity                         2,865,816        2,444,080
Total liabilities and stockholder's equity       $52,974,124      $47,305,981
                                                   =========        =========
See accompanying notes.

                             IDS LIFE INSURANCE COMPANY
                         CONSOLIDATED STATEMENTS OF INCOME


                                                           Years ended Dec. 31,
                                                      1997        1996       1995
                                                               (thousands)
Revenues:
Premiums:
Traditional life insurance                        $  52,473    $  51,403      $ 50,193
Disability income and long-term care insurance      154,021      131,518       111,337

Total premiums                                      206,494      182,921       161,530

Policyholder and contractholder charges             341,726      302,999       256,454
Management and other fees                           340,892      271,342       215,581
Net investment income                             1,988,389    1,965,362     1,907,309
Net realized gain (loss) on investments                 860         (159)       (4,898)

Total revenues                                    2,878,361    2,722,465     2,535,976

Benefits and expenses:
Death and other benefits:
Traditional life insurance                           28,951       26,919        29,528
Universal life-type insurance
and investment contracts                             92,814       85,017        71,691
Disability income and
long-term care insurance                             22,333       19,185        16,259
Increase (decrease) in liabilities for
future policy benefits:
Traditional life insurance                            3,946        1,859        (1,315)
Disability income and
long-term care insurance                             63,631       57,230        51,279

Interest credited on universal life-type
insurance and investment contracts                1,386,448    1,370,468     1,315,989
Amortization of deferred policy acquisition costs   322,731      278,605       280,121
Other insurance and operating expenses              276,596      261,468       211,642

Total benefits and expenses                       2,197,450    2,100,751     1,975,194

Income before income taxes                          680,911      621,714       560,782

Income taxes                                        206,664      207,138       195,842

Net income                                       $  474,247   $  414,576    $  364,940
                                                   ========     ========       =======

See accompanying notes.

                             IDS LIFE INSURANCE COMPANY
                  CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                          Three years ended Dec. 31, 1997
                                    (thousands)


                                            Additional  Net Unrealized
                                 Capital     Paid-In     Gain (Loss) on   Retained
                                  Stock      Capital    on Investments    Earnings     Total

Balance, Dec. 31, 1994            3,000       222,000      (275,708)     1,639,399   1,588,691
Net income                           --            --            --        364,940     364,940
Change in net unrealized
gain (loss) on investments           --            --       505,837             --     505,837
Capital contribution from parent     --        56,814            --             --      56,814
Loss on reinsurance transaction
with affiliate                       --            --            --         (4,574)     (4,574)
Cash dividends                       --            --            --       (180,000)   (180,000)

Balance, Dec. 31, 1995            3,000       278,814       230,129      1,819,765   2,331,708
Net income                           --            --            --        414,576     414,576
Change in net unrealized
gain (loss) on investments           --            --      (144,027)            --    (144,027)
Capital contribution from parent     --         4,801            --             --       4,801
Other changes                        --            --            --          2,022       2,022
Cash dividends                       --            --            --       (165,000)   (165,000)

Balance, Dec. 31, 1996           $3,000      $283,615      $ 86,102     $2,071,363  $2,444,080
Net income                           --            --            --        474,247     474,247
Change in net unrealized
gain (loss) on investments           --            --       140,257             --     140,257
Capital contribution from parent     --         7,232            --             --       7,232
Cash dividends                       --            --            --       (200,000)   (200,000)

Balance, Dec. 31, 1997           $3,000      $290,847      $226,359     $2,345,610  $2,865,816
                                  =====       =======       =======      =========    ========

See accompanying notes.

                             IDS LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Years ended Dec. 31,
                                                  1997         1996          1995
                                                             (thousands)
Cash flows from operating activities:
Net income                                     $ 474,247    $ 414,576     $ 364,940
Adjustments to reconcile net income to
net cash provided by (used in) operating activities:
Policy loan issuance, excluding universal
life-type insurance                              (54,665)     (49,314)      (46,011)
Policy loan repayment, excluding universal
life-type insurance                               46,015       41,179        36,416
Change in amounts recoverable from reinsurers    (47,994)     (43,335)      (34,083)
Change in other accounts receivable                6,194       (4,981)       12,231
Change in accrued investment income              (14,077)       4,695       (30,498)
Change in deferred policy acquisition
costs, net                                      (156,486)    (294,755)     (196,963)
Change in liabilities for future policy
benefits for traditional life,
disability income and
long-term care insurance                         112,915       97,479        85,575
Change in policy claims and other
policyholders' funds                             (15,289)      27,311         6,255
Change in deferred income tax provision (benefit) 19,982      (65,609)      (33,810)
Change in other liabilities                       13,305       46,724        (6,548)
(Accretion of discount)
amortization of premium, net                      (5,649)     (23,032)      (22,528)
Net realized (gain) loss on investments             (860)         159         4,898
Policyholder and contractholder
charges, non-cash                               (160,885)    (154,286)     (140,506)
Other, net                                         7,161      (10,816)        3,849

Net cash provided by (used in) operating
activities                                     $ 223,914    $ (14,005)     $  3,217

                             IDS LIFE INSURANCE COMPANY
                 CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)


                                                         Years ended Dec. 31,
                                                  1997             1996          1995
                                                               (thousands)
Cash flows from investing activities:
Fixed maturities held to maturity:
Purchases                                       $     (1,996)  $  (43,751)  $ (1,007,208)
Maturities, sinking fund payments and calls          686,503      759,248        538,219
 Sales                                               236,761      279,506        332,154
Fixed maturities available for sale:
Purchases                                         (3,160,133)  (2,299,198)    (2,452,181)
Maturities, sinking fund payments and calls        1,206,213    1,270,240        861,545
Sales                                                457,585      238,905        136,825
Other investments, excluding policy loans:
Purchases                                           (524,521)    (904,536)      (823,131)
Sales                                                335,765      236,912        160,521
Change in amounts due from brokers                     2,647      (11,047)         7,933
Change in amounts due to brokers                     119,471      140,369       (105,119)

Net cash used in investing activities               (641,705)    (333,352)    (2,350,442)

Cash flows from financing activities:
Activity related to universal life-type insurance
and investment contracts:
Considerations received                            2,785,758    3,567,586      4,189,525
Surrenders and death benefits                     (3,736,242)  (4,250,294)    (3,141,404)
Interest credited to account balances              1,386,448    1,370,468      1,315,989
Universal life-type insurance policy loans:
Issuance                                             (84,835)     (86,501)       (84,700)
Repayment                                             54,513       58,753         52,188
Capital contribution from parent                       7,232        4,801             --
Dividends paid                                      (200,000)    (165,000)      (180,000)

Net cash provided by financing activities            212,874      499,813      2,151,598

Net (decrease) increase in cash and
cash equivalents                                    (204,917)     152,456       (195,627)

Cash and cash equivalents at
beginning of year                                    224,603       72,147        267,774

Cash and cash equivalents at
end of year                                         $ 19,686    $ 224,603      $  72,147
                                                     =======     ========       ========
See accompanying notes.

                         IDS LIFE INSURANCE COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                ($ thousands)

1.    Summary of significant accounting policies
      ------------------------------------------

      Nature of business

      IDS Life Insurance Company (the Company) is a stock life insurance company organized under the laws of the State of Minnesota. The Company is a wholly owned subsidiary of American Express Financial Corporation (AEFC), which is a wholly owned subsidiary of American Express Company. The Company serves residents of all states except New York. IDS Life Insurance Company of New York is a wholly owned subsidiary of the Company and serves New York State residents. The Company also wholly owns American Enterprise Life Insurance Company, American Centurion Life Assurance Company (ACLAC), American Partners Life Insurance Company and American Express Corporation.

      The Company's principal products are deferred annuities and universal life insurance, which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. The Company's insurance products include universal life (fixed and variable), whole life, single premium life and term products (including waiver of premium and accidental death benefits). The Company also markets disability income and long-term care insurance.

      Basis of presentation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

      The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities (see Note 4).

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Investments

      Fixed maturities that the Company has both the positive intent and the ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other fixed maturities and all marketable equity securities are classified as available for sale and carried at fair value. Unrealized gains and losses on securities classified as available for sale are reported as a separate component of stockholder's equity, net of deferred taxes.

      Realized investment gain or loss is determined on an identified cost basis.

      Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

      Mortgage loans on real estate are carried at amortized cost less reserves for mortgage loan losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

      ------------------------------------------

      Impairment of mortgage loans is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses. The reserve for mortgage loans losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

      The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

      The cost of interest rate caps and floors is amortized to investment income over the life of the contracts and payments received as a result of these agreements are recorded as investment income when realized. The amortized cost of interest rate caps and floors is included in other investments. Amounts paid or received under interest rate swap agreements are recognized as an adjustment to investment income.

      During 1997, 1996 and 1995, the Company purchased and wrote index options to protect against significant declines in fee income as a result of a decrease in the market value of its managed assets. These options were marked-to-market through the income statement.

      During 1997, the Company purchased and wrote index options to hedge 1998 management fee and other income from separate accounts and the underlying mutual funds. These index options are carried at market value and are included in other investments. Gains or losses on these instruments are deferred and recognized in management and other fees in the same period as the hedged fee income.

      Policy loans are carried at the aggregate of the unpaid loan balances which do not exceed the cash surrender values of the related policies.

      When evidence indicates a decline, which is other than temporary, in the underlying value or earning power of individual investments, such investments are written down to the fair value by a charge to income.

      Statements of cash flows

      The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost, which approximates fair value.

      Supplementary information to the consolidated statements of cash flows for the years ended December 31 is summarized as follows:
                                           1997           1996      1995
                                           ----           ----      ----
       Cash paid during the year for:
         Income taxes                    $174,472       $317,283  $191,011
         Interest on borrowings             8,213          4,119     5,524

      ------------------------------------------

      Recognition of profits on annuity contracts and insurance policies

      Profits on fixed deferred annuities are recognized by the Company over the lives of the contracts, using primarily the interest method. Profits represent the excess of investment income earned from investment of contract considerations over interest credited to contract owners and other expenses.

      The retrospective deposit method is used in accounting for universal life-type insurance. Under this method, profits are recognized over the lives of the policies in proportion to the estimated gross profits expected to be realized.

      Premiums on traditional life, disability income and long-term care insurance policies are recognized as revenue when due, and related benefits and expenses are associated with premium revenue in a manner that results in recognition of profits over the lives of the insurance policies. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

      Policyholder and contractholder charges include the monthly cost of insurance charges and issue and administrative fees. These charges also include the minimum death benefit guarantee fees received from the variable life insurance separate accounts. Management and other fees include investment management fees and mortality and expense risk fees received from the variable annuity and variable life insurance separate accounts and underlying mutual funds.

      Deferred policy acquisition costs

      The costs of acquiring new business, principally sales compensation, policy issue costs, underwriting and certain sales expenses, have been deferred on insurance and annuity contracts.The deferred acquisition costs for most single premium deferred annuities and installment annuities are amortized in relation to accumulation values and surrender charge revenue. The costs for universal life-type insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. For traditional life, disability income and long-term care insurance policies, the costs are amortized over an appropriate period in proportion to premium revenue.

      Liabilities for future policy benefits

      Liabilities for universal life-type insurance and deferred annuities are accumulation values.

      Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue.

      Liabilities for future benefits on traditional life insurance are based on the net level premium method, using anticipated mortality, policy persistency and interest earning rates. Anticipated mortality rates are based on established industry mortality tables. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on cash value plans generally anticipated to be better than persistency on term insurance plans. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

      ------------------------------------------

      Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income and long-term care policy reserves are 3% to 9.5% at policy issue and grade to ultimate rates of 5% to 10% over 5 to 10 years.

      Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on a national survey. Anticipated interest rates for claim reserves for both disability income and long-term care range from 6% to 8%.

      Reinsurance

      The maximum amount of life insurance risk retained by the Company on any one life is $750 of life and waiver of premium benefits plus $50 of accidental death benefits. The maximum amount of disability income risk retained by the Company on any one life is $6 of monthly benefit for benefit periods longer than three years. The excesses are reinsured with other life insurance companies on a yearly renewable term basis. Graded premium whole life and long-term care policies are primarily reinsured on a coinsurance basis.

      Federal income taxes

      The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.

      Included in other liabilities at December 31, 1997 and 1996 are $12,061 and $33,358, respectively, receivable from American Express Financial Corporation for federal income taxes.

      Separate account business

      The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity and variable life insurance contract owners. The Company receives investment management fees from the proprietary mutual funds used as investment options for variable annuities and variable life insurance. The Company receives mortality and expense risk fees from the separate accounts.

      ------------------------------------------

      The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and the beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate accounts for such actuarial adjustments for variable annuities that are in the benefit payment period. For variable life insurance, the Company guarantees that the rates at which insurance charges and administrative fees are deducted from contract funds will not exceed contractual maximums. The Company also guarantees that the death benefit will continue payable at the initial level regardless of investment performance so long as minimum premium payments are made.

      Reclassification

      Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.

2.    Investments
      -----------

      Fair values of investments in fixed maturities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates and market data from independent brokers and financial files.

      The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at December 31, 1997 are as follows:

                                                        Gross      Gross
                                         Amortized   Unrealized  Unrealized      Fair
       Held to maturity                    Cost         Gains      Losses        Value
       ----------------                  ---------   ----------  ----------      -----

       U.S. Government agency obligations  $41,932      $ 2,950  $       --  $   44,881
       State and municipal obligations       9,684          568          --      10,252
       Corporate bonds and obligations   7,280,646      415,700       9,322   7,687,024
       Mortgage-backed securities        1,983,188       25,976       7,911   2,001,253
                                         ---------       ------       -----   ---------
                                        $9,315,450     $445,194     $17,233  $9,743,410
                                         =========      =======      ======   =========


                                                           Gross      Gross
                                            Amortized   Unrealized  Unrealized     Fair
       Available for sale                      Cost        Gains      Losses       Value
       ------------------                   ---------   ----------  ----------     -----

       U.S. Government agency obligations $   65,291   $    4,154  $       --      $69,445
       State and municipal obligations        11,045        1,348          --       12,393
       Corporate bonds and obligations     5,308,129      232,761      30,198    5,510,692
       Mortgage-backed securities          7,130,565      160,478       6,879    7,284,164
                                           ---------      -------       -----    ---------
       Total fixed maturities             12,515,030      398,741      37,077   12,876,694
       Equity securities                       3,000          361          --        3,361
                                          ----------      -------      ------   ----------
                                         $12,518,030     $399,102     $37,077  $12,880,055
                                          ==========      =======      ======   ==========

      -----------

      The amortized cost, gross unrealized gains and losses and fair values of investments in fixed maturities and equity securities at December 31, 1996 are as follows:

                                                                Gross      Gross
                                                 Amortized   Unrealized  Unrealized      Fair
       Held to maturity                            Cost         Gains      Losses        Value
       ----------------                          ---------   ----------  ----------      ------

       U.S. Government agency obligations      $   44,002      $    933   $  1,276   $   43,659
       State and municipal obligations              9,685           412         --       10,097
       Corporate bonds and obligations          8,057,997       356,687     47,639    8,367,045
       Mortgage-backed securities               2,124,695        21,577     45,423    2,100,849
                                               ----------       -------     ------   ----------
                                              $10,236,379      $379,609    $94,338  $10,521,650
                                               ==========       =======     ======   ==========


                                                                Gross      Gross
                                                 Amortized   Unrealized  Unrealized     Fair
       Available for sale                           Cost        Gains       Losses     Value
       ------------------                           ----        -----       ------     -----

       U.S. Government agency obligations      $   77,944      $  2,607   $     96   $   80,455
       State and municipal obligations             11,032        1,336          --       12,368
       Corporate bonds and obligations          3,701,604      122,559      24,788    3,799,375
       Mortgage-backed securities               7,218,042      104,808      68,203    7,254,647
                                                ---------      -------      ------    ---------
       Total fixed maturities                  11,008,622      231,310      93,087   11,146,845
       Equity securities                            3,000          308          --        3,308
                                               ----------      -------      ------   ----------
                                              $11,011,622     $231,618     $93,087  $11,150,153
                                               ==========      =======      ======   ==========


      The amortized cost and fair value of investments in fixed maturities at December 31, 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                        Amortized         Fair
       Held to maturity                   Cost           Value
       ----------------                 ---------      --------

       Due in one year or less        $   356,597      $360,956
       Due from one to five years       1,536,239     1,619,875
       Due from five to ten years       4,337,547     4,577,552
       Due in more than ten years       1,101,879     1,183,774
       Mortgage-backed securities       1,983,188     2,001,253
                                        ---------     ---------
                                       $9,315,450    $9,743,410
                                        =========     =========

                                        Amortized        Fair
       Available for sale                 Cost           Value
                                        ---------        -----

       Due in one year or less          $ 162,663    $  164,012
       Due from one to five years         633,339       679,561
       Due from five to ten years       2,418,162     2,517,098
       Due in more than ten years       2,170,301     2,231,859
       Mortgage-backed securities       7,130,565     7,284,164
                                       ----------    ----------
                                      $12,515,030   $12,876,694
                                       ==========    ==========

      -----------

      During the years ended December 31, 1997, 1996 and 1995, fixed maturities classified as held to maturity were sold with amortized cost of $229,848, $277,527 and $333,508, respectively. Net gains and losses on these sales were not significant. The sale of these fixed maturities was due to significant deterioration in the issuers' credit worthiness.

      Fixed maturities available for sale were sold during 1997 with proceeds of $457,585 and gross realized gains and losses of $6,639 and $7,518, respectively. Fixed maturities available for sale were sold during 1996 with proceeds of $238,905 and gross realized gains and losses of $571 and $16,084, respectively. Fixed maturities available for sale were sold during 1995 with proceeds of $136,825 and gross realized gains and losses of $nil and $5,781, respectively.

      At December 31, 1997, bonds carried at $14,351 were on deposit with various states as required by law.

      At December 31, 1997, investments in fixed maturities comprised 83 percent of the Company's total invested assets. These securities are rated by Moody's and Standard & Poor's (S&P), except for securities carried at approximately $2.7 billion which are rated by American Express Financial Corporation internal analysts using criteria similar to Moody's and S&P. A summary of investments in fixed maturities, at amortized cost, by rating on December 31 is as follows:

          Rating                   1997            1996
       ---------                 ---------      ---------
       Aaa/AAA                $ 9,195,619     $ 9,460,134
       Aaa/AA                          --           2,870
       Aa/AA                      232,451         241,914
       Aa/A                       246,792         192,631
       A/A                      2,787,936       2,949,895
       A/BBB                    1,200,345       1,034,661
       Baa/BBB                  5,226,616       4,531,515
       Baa/BB                     475,084         768,285
       Below investment grade   2,465,637       2,063,096
                                ---------       ---------
                              $21,830,480     $21,245,001
                               ==========      ==========

      At December 31, 1997, 95 percent of the securities rated Aaa/AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer are greater than one percent of the Company's total investments in fixed maturities.

      At December 31, 1997, approximately 14 percent of the Company's invested assets were mortgage loans on real estate. Summaries of mortgage loans by region of the United States and by type of real estate are as follows:

                                 December 31, 1997          December 31, 1996
                              ------------------------   -----------------------
                              On Balance   Commitments   On Balance  Commitments
           Region               Sheet      to Purchase     Sheet     to Purchase
       -------------          ----------   ------------  ----------  -----------
       East North Central   $  748,372     $  32,462    $  777,960     $  19,358
       West North Central      456,934        14,340       389,285        29,620
       South Atlantic          922,172        14,619       891,852        35,007
       Middle Atlantic         545,601        15,507       553,869        17,959
       New England             316,250         2,136       310,177        14,042
       Pacific                 184,917         3,204       190,770         4,997
       West South Central      125,227            --       105,173        11,246
       East South Central       60,274            --        75,176            --
       Mountain                297,545        28,717       236,597        11,401
                             ---------       -------     ---------       -------
                             3,657,292       110,985     3,530,859       143,630
       Less allowance for
       losses                   38,645            --        37,495            --
                             ---------       -------     ---------       -------
                            $3,618,647      $110,985    $3,493,364      $143,630
                             =========       =======     =========       =======

      -----------

                                 December 31, 1997          December 31, 1996
                            ------------------------   -------------------------
                            On Balance   Commitments   On Balance    Commitments
         Property type         Sheet     to Purchase      Sheet      to Purchase
       ---------------      ----------   -----------   ----------    -----------
       Department/retail
       stores              $1,189,203      $  27,314    $1,154,179     $  68,032
       Apartments           1,089,127         16,576     1,119,352        23,246
       Office buildings       716,729         34,546       611,395        27,653
       Industrial buildings   295,889         21,200       296,944         6,716
       Hotels/motels          101,052             --        97,870         6,257
       Medical buildings       99,979          9,748        67,178         8,289
       Nursing/retirement
       homes                   72,359             --        88,226         1,877
       Mixed Use               71,007             --        73,120            --
       Other                   21,947          1,601        22,595         1,560
                            ---------        -------     ---------        ------
                            3,657,292        110,985     3,530,859       143,630
       Less allowance for
       losses                  38,645             --        37,495            --
                             ---------       -------     ---------       -------
                           $3,618,647       $110,985    $3,493,364      $143,630
                            =========        =======     =========       =======

      Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. The fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities. Commitments to purchase mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

      At December 31, 1997 and 1996, the Company's recorded investment in impaired loans was $45,714 and $79,441, respectively, with allowances of $9,812 and $16,162, respectively. During 1997 and 1996, the average recorded investment in impaired loans was $61,870 and $74,338, respectively.

      The Company recognized $2,981, $4,889 and $5,014 of interest income related to impaired loans for the years ended December 31, 1997, 1996 and 1995 respectively.

      The following table presents changes in the allowance for investment losses related to all loans:

                                          1997          1996        1995
                                         ------        ------      ------
       Balance, January 1               $37,495       $37,340     $35,252
       Provision for investment losses    8,801        10,005      15,900
       Loan payoffs                      (3,851)       (4,700)    (11,900)
       Foreclosures                      (3,800)       (5,150)     (1,350)
       Other                                 --            --        (562)
                                         ------        ------      -------

       Balance, December 31             $38,645       $37,495     $37,340
                                         ======        ======      ======

      At December 31, 1997, the Company had commitments to purchase investments other than mortgage loans for $234,485. Commitments to purchase investments are made in the ordinary course of business. The fair value of these commitments is $nil.

      -----------

      Net investment income for the years ended December 31 is summarized as follows:

                                            1997           1996         1995
                                          ---------      ---------    ---------
       Interest on fixed maturities      $1,692,481     $1,666,929   $1,656,136
       Interest on mortgage loans           305,742        283,830      232,827
       Other investment income               25,089         43,283       35,936
       Interest on cash equivalents           5,914          5,754        5,363
                                          ---------      ---------    ---------
                                          2,029,226      1,999,796    1,930,262
       Less investment expenses              40,837         34,434       22,953
                                          ---------      ---------    ---------
                                         $1,988,389     $1,965,362   $1,907,309
                                          =========      =========    =========

      Net realized gain (loss) on investments for the years ended December 31 is summarized as follows:

                                     1997         1996         1995
                                    ------        -----        -----
       Fixed maturities           $ 16,115      $ 8,736     $  9,973
       Mortgage loans               (6,424)      (8,745)     (13,259)
       Other investments            (8,831)        (150)      (1,612)
                                   -------        -----      -------
                                  $    860      $  (159)    $ (4,898)
                                   =======        ======       ======

      Changes in net unrealized appreciation (depreciation) of investments for the years ended December 31 are summarized as follows:

                                      1997           1996         1995
                                     -------        -------      -------
       Fixed maturities available
         for sale                   $223,441      $(231,853)    $811,649
       Equity securities                  53            (52)       3,118

3.    Income taxes
      ------------

      The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

      The income tax expense consists of the following:

                                    1997           1996         1995
       Federal income taxes:
       Current                    $176,879       $260,357     $218,040
       Deferred                     19,982        (65,609)     (33,810)
                                   -------        --------     -------
                                   196,861        194,748      184,230
       State income taxes-current    9,803         12,390       11,612
                                   -------        -------      -------
       Income tax expense         $206,664       $207,138     $195,842
                                   =======        =======      =======

      ------------

      Increases (decreases) to the federal tax provision applicable to pretax income based on the statutory rate are attributable to:

                                     1997               1996               1995
                               ----------------    ---------------   ---------------
                               Provision   Rate    Provision  Rate   Provision  Rate
                               ---------   ----    ---------  ----   ---------  ----
      Federal income
        taxes based on
        the statutory rate      $238,319   35.0%    $217,600  35.0%   $196,274  35.0%
      Increases (decreases)
      are attributable to:
      Tax-excluded interest
        and dividend income      (10,294)  (1.5)      (9,636) (1.5)     (8,524) (1.5)
      State Taxes, net of federal
         benefit                   6,372    0.9        8,053   1.3       7,548   1.3
      Low income housing
        credits                  (20,705)  (3.0)      (5,090) (0.8)       (861) (0.2)
      Other, net                  (7,028)  (1.0)      (3,789) (0.7)      1,405   0.3
                                 -------   -----     -------  ----     -------  ----
      Federal income taxes      $206,664   30.4%    $207,138  33.3%   $195,842  34.9%
                                 =======   ====      =======  ====     =======  ====

      A portion of life insurance company income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a policyholders' surplus account. At December 31, 1997, the Company had a policyholders' surplus account balance of $20,114. The policyholders' surplus account is only taxable if dividends to the stockholder exceed the stockholder's surplus account or if the Company is liquidated. Deferred income taxes of $7,040 have not been established because no distributions of such amounts are contemplated.

      Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                                  1997          1996
                                                  ----          ----
       Deferred tax assets:
       Policy reserves                          $748,204      $724,412
       Life insurance guarantee
          fund assessment reserve                 20,101        29,854
       Other                                       9,589         2,763
                                                 -------       -------
       Total deferred tax assets                 777,894       757,029
                                                 -------       -------

       Deferred tax
       liabilities:
       Deferred policy acquisition costs        700,032      665,685
       Unrealized gain on investments           121,885       48,486
       Investments, other                        17,559        8,935
                                                -------      -------
       Total deferred tax liabilities           839,476      723,106
                                                -------      -------
       Net deferred tax (liabilities) assets   $(61,582)    $ 33,923
                                                 ======       ======

      The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

4.    Stockholder's equity
      --------------------

      Retained earnings available for distribution as dividends to the parent are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus aggregated $1,468,677 as of December 31, 1997 and $1,261,592 as of December 31, 1996 (see Note 3 with respect to the income tax effect of certain distributions). In addition, any dividend distributions in 1998 in excess of approximately $331,480 would require approval of the Department of Commerce of the State of Minnesota.

      Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

                                           1997          1996          1995
                                        ----------    ----------    ----------
       Statutory net income             $  379,615    $  365,585    $  326,799
       Statutory capital and surplus     1,765,290     1,565,082     1,398,649
       surplus

5.    Related party transactions
      --------------------------

      The Company loans funds to American Express Financial Corporation under a collateral loan agreement. The balance of the loan was $nil and $11,800 at December 31, 1997 and 1996, respectively. This loan can be increased to a maximum of $75,000 and pays interest at a rate equal to the preceding month's effective new money rate for the Company's permanent investments. Interest income on related party loans totaled $103, $780 and $1,371 in 1997, 1996 and 1995, respectively.

      The Company purchased a five year secured note from an affiliated company which was redeemed in 1996. The interest rate on the note was
      8.42 percent. Interest income on the above note totaled $1,637 and $1,937 in 1996 and 1995, respectively.

      The Company participates in the American Express Company Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Employer contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. The Company's share of the total net periodic pension cost was $201, $174 and $155 in 1997, 1996 and 1995, respectively.

      The Company also participates in defined contribution pension plans of American Express Company which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 1997, 1996 and 1995 were $1,245, $990 and $815, respectively.

      The Company participates in defined benefit health care plans of AEFC that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of AEFC. AEFC expenses these benefits and allocates the expenses to its subsidiaries. Accordingly, costs of such benefits to the Company are included in employee compensation and benefits and cannot be identified on a separate company basis.

      --------------------------

      Charges by AEFC for use of joint facilities, marketing services and other services aggregated $414,155, $397,362 and $377,139 for 1997,
      1996 and 1995, respectively. Certain of these costs are included in deferred policy acquisition costs. In addition, the Company rents its home office space from AEFC on an annual renewable basis.

6.    Commitments and contingencies
      -----------------------------

      At December 31, 1997 and 1996, traditional life insurance and universal life-type insurance in force aggregated $74,730,720 and $67,274,354, respectively, of which $4,351,904 and $3,875,921 were reinsured at the respective year ends. The Company also reinsures a portion of the risks assumed under disability income and long-term care policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $60,495, $48,250 and $39,399 and reinsurance recovered from reinsurers amounted to $19,042, $15,612, and $14,088 for the years ended December 31, 1997, 1996 and 1995, respectively. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

      A number of lawsuits have been filed against life and health insurers in jurisdictions in which the Company and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. In December 1996, an action of this type was brought against the Company and its parent, AEFC. A second action was filed in March, 1997. The plaintiffs purport to represent a class consisting of all persons who replaced existing Company policies with new Company policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. Plaintiffs seek damages in an unspecified amount and seek to establish a claims resolution facility for the determination of individual issues. The Company and its parent believe they have meritorious defenses to the claims raised in the lawsuit. The outcome of any litigation cannot be predicted with certainty. In the opinion of management, however, the ultimate resolution of the above lawsuit and others filed against the Company should not have a material adverse effect on the Company's consolidated financial position.

      The IRS routinely examines the Company's federal income tax returns, and is currently auditing the Company's returns for the 1990 through 1992 tax years. Management does not believe there will be a material adverse effect on the Company's consolidated financial position as a result of this audit.

7.    Lines of credit
      ---------------

      The Company has an available line of credit with its parent aggregating $100,000. The rate for the line of credit is the parent's cost of funds, ranging from 20 to 45 basis points over the established index. Borrowings outstanding under this agreement were $nil at December 31, 1997 and 1996.

8.    Derivative financial instruments
      --------------------------------

      The Company enters into transactions involving derivative financial instruments to manage its exposure to interest rate risk and equity market risk, including hedging specific transactions. The Company does not hold derivative instruments for trading purposes. The Company manages risks associated with these instruments as described below.

      --------------------------------

      Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate or equity market index. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives held for purposes other than trading are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions.

      Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

      Credit risk related to interest rate caps and floors and index options is measured by the replacement cost of the contracts. The replacement cost represents the fair value of the instruments.

      The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts are not recorded on the balance sheet. Notional amounts far exceed the related credit risk.

      The Company's holdings of derivative financial instruments are as follows:

                                 Notional     Carrying      Fair    Total Credit
       December 31, 1997          Amount       Amount       Value     Exposure
       -----------------         --------     --------      -----   ------------
       Assets:
         Interest rate caps   $ 4,600,000    $ 24,963    $ 15,665    $ 15,665
         Interest rate floors   1,000,000       1,561       4,551       4,551
         Put index options        221,984      11,120      11,120      11,120
       Liabilities:
         Call index options       221,984      (8,273)     (8,273)         --
       Off balance sheet:
         Interest rate swaps    1,267,000          --     (45,799)         --
                                ---------      ------      ------      ------
                                              $29,371    $(22,736)    $31,336
                                               ======      ======      ======

                                 Notional      Carrying     Fair    Total Credit
       December 31, 1996          Amount        Amount      Value     Exposure
       Assets:
         Interest rate caps    $4,000,000   $ 16,227      $  7,439   $  7,439
         Interest rate floors   1,000,000      2,041         4,341      4,341
       Off balance sheet:
         Interest rate swaps    1,000,000         --       (24,715)        --
                                ---------     ------       --------    ------
                                             $18,268      $(12,935)   $11,780
                                              ======        ======     ======

      The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. The interest rate caps and floors expire on various dates from 1998 to 2003. The interest rate swaps expire on various dates from 2000 to 2003. All put and call options expire in 1998.

      Interest rate caps, swaps and floors are used principally to manage the Company's interest rate risk. These instruments are used to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders.

      --------------------------------

      Index options are used to manage the equity market risk related to the fee income that the Company receives from its separate accounts and the underlying mutual funds. The amount of the fee income received is based upon the daily market value of the separate account and mutual fund assets. As a result, the Company's fee income could be impacted significantly by changing economic conditions in the equity market.
      The Company entered into index option collars (combination of puts and calls) to hedge anticipated fee income for 1998 related to separate accounts and mutual funds which invest in equity securities. Testing has demonstrated the impact of these instruments on the income statement closely correlates with the amount of fee income the Company realizes. In the event that testing demonstrates that this correlation no longer exists, or in the event the Company disposes of the index options collars, the instruments will be marked-to-market through the income statement. At December 31, 1997, deferred gains on purchased put index options were $11,120 and deferred losses on written call index options were $8,273.

9.    Fair values of financial instruments
      ------------------------------------

      The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair values of life insurance obligations and all non-financial instruments, such as deferred acquisition costs are excluded. Off-balance sheet intangible assets, such as the value of the field force, are also excluded. Management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                                 1997                         1996
                                         ------------------          ---------------------
                                         Carrying      Fair          Carrying        Fair
       Financial Assets                   Amount       Value          Amount         Value
       ----------------                  --------     ------         -------         -----
       Investments:
         Fixed maturities (Note 2):
           Held to maturity            $9,315,450   $9,743,410     $10,236,379  $10,521,650
           Available for sale          12,876,694   12,876,694      11,146,845   11,146,845
         Mortgage loans on
           real estate (Note 2)         3,618,647    3,808,570       3,493,364    3,606,077
         Other:
           Equity securities (Note 2)       3,361        3,361           3,308        3,308
           Derivative financial
             instruments (Note 8)          37,644       31,336          18,268       11,780
           Other                           82,347       85,383          63,993       66,242
       Cash and
         cash equivalents (Note 1)         19,686       19,686         224,603      224,603
       Separate account assets
         (Note 1)                      23,214,504   23,214,504      18,535,160   18,535,160



       Financial Liabilities
         Future policy benefits
           for fixed annuities         20,731,052   19,882,302      20,641,986   19,721,968
           Derivative financial
             instruments (Note 8)          (8,273)     (54,072)             --      (24,715)
         Separate account liabilities  21,488,282   20,707,620      17,358,087   16,688,519

      ------------------------------------

      At December 31, 1997 and 1996, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $1,185,155 and $1,112,155, respectively, and policy loans of $93,540 and $83,867, respectively. The fair value of these benefits is based on the status of the annuities at December 31, 1997 and 1996. The fair value of deferred annuities is estimated as the carrying amount less any applicable surrender charges and related loans. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 1997 and 1996.

      At December 31, 1997 and 1996, the fair value of liabilities related to separate accounts is estimated as the carrying amount less any applicable surrender charges and less variable insurance contracts carried at $1,726,222 and $1,177,073, respectively.

10.   Segment information
      -------------------

      The Company's operations consist of two business segments; first, individual and group life insurance, disability income and long-term care insurance, and second, annuity products designed for individuals, pension plans, small businesses and employer-sponsored groups. The consolidated condensed statements of income for the years ended December 31, 1997, 1996 and 1995 and total assets at December 31, 1997, 1996 and 1995 by segment are summarized as follows:


                                               1997           1996            1995
       Net investment income:
       Life, disability income
         and long-term care insurance     $   269,874    $   262,998     $   256,242
       Annuities                            1,718,515      1,702,364       1,651,067
                                            ---------      ---------       ---------
                                          $ 1,988,389    $ 1,965,362     $ 1,907,309
                                            =========      =========       =========
       Premiums, charges and fees:
       Life, disability income
         and long-term care insurance     $   514,838    $   448,389     $   384,008
       Annuities                              374,274        308,873         249,557
                                              -------        -------         -------
                                          $   889,112    $   757,262     $   633,565
                                              =======        =======         =======
       Income before income taxes:
       Life, disability income
         and long-term care insurance     $   178,717    $   161,115     $   125,402
       Annuities                              501,334        460,758         440,278
       Net gain (loss) on investments             860           (159)         (4,898)
                                              -------        -------         -------
                                          $   680,911    $   621,714     $   560,782
                                              =======        =======         =======


       Total assets:
       Life, disability income
         and long-term care insurance     $ 8,193,796    $ 7,028,906     $ 6,195,870
       Annuities                           44,780,328     40,277,075      36,704,208
                                           ----------     ----------      ----------
                                          $52,974,124    $47,305,981     $42,900,078
                                           ==========     ==========      ==========

      Allocations of net investment income and certain general expenses are based on various assumptions and estimates.

      Assets are not individually identifiable by segment and have been allocated principally based on the amount of future policy benefits by segment.

      Capital expenditures and depreciation expense are not material, and consequently, are not reported.

11.   Year 2000 Issue (unaudited)
      ---------------

      The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of the Company. All of the systems used by the Company are maintained by AEFC and are utilized by multiple subsidiaries and affiliates of AEFC. The Company's business is heavily dependent upon AEFC's computer systems and has significant interactions with systems of third parties.

      A comprehensive review of AEFC's computer systems and business processes, including those specific to the Company, has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's goal is to complete internal remediation and testing of each system by the end of 1998 and to continue compliance efforts through 1999.

      AEFC is evaluating the Year 2000 readiness of advisors and other third parties whose system failures could have an impact on the Company's operations. The potential materiality of any such impact is not known at this time.

STATEMENT OF DIFFERENCES

Difference                          Description


1)  Prospectus language.            1)  Within IDS Life Company financial
                                        module, typographical errors were
                                        corrected in the notes to financials.